Exhibit 99.1

Alight, Inc.
Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Alight, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Alight, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

Description of the Matter
At December 31, 2025, the Company’s Health Solutions and Wealth Solutions reporting units had $0 and $83 million of goodwill, respectively, as disclosed in Note 6 to the consolidated financial statements. Goodwill is tested for impairment at the reporting unit level at least annually or when impairment indicators are present. During the year ended December 31, 2025, the Company recognized aggregate impairment charges of $3,079 million related to the Health Solutions reporting unit, and an impairment charge of $45 million related to the Wealth Solutions reporting unit.

Auditing management’s goodwill impairment assessment was complex and highly judgmental due to the significant estimation required in determining the fair value of the Company’s reporting units. The more subjective assumptions used in the analysis for the Health Solutions and Wealth Solutions reporting units were projections of future revenue growth and earnings before interest, taxes, depreciation and intangible amortization margin, and the discount rate. The more subjective assumptions are all affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including controls over management's review of the significant assumptions discussed above. We also tested management's controls over the completeness and accuracy of the underlying data used in the valuation.

To test the estimated fair value of the Company’s reporting units, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We involved our valuation specialists to evaluate the Company’s model, methods, and the more sensitive assumptions utilized, such as the discount rate. We compared the significant assumptions used by management to current industry, market and economic trends. In addition, we assessed the historical accuracy of management’s estimates, performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units that would result from changes in the assumptions, and tested the reconciliation of the fair value of the reporting units to the market capitalization of the Company. We also tested the completeness and accuracy of the underlying data used by management in its analysis.

Measurement of the Tax Receivable Agreement Liability

Description of the Matter	As discussed in Note 15 of the consolidated financial statements, the Company has a Tax Receivable Agreement (“TRA”) with certain owners of Alight Holdings prior to the Business Combination, which is a contractual commitment to distribute 85% of any tax benefits (“TRA Payment”), realized or deemed to be realized by the Company to the parties to the TRA. At December 31, 2025, the Company’s liability due under the TRA (“TRA liability”) that is measured at fair value on a recurring basis was $435 million.

Auditing management’s accounting for the TRA liability that is measured at fair value on a recurring basis is especially challenging and judgmental due to the complex model used to calculate the TRA liability. Also, the liability recorded is based on several inputs, including estimating the timing of the utilization of the tax attributes and the discount rate applied to the TRA payments. Significant changes in the timing of the utilization of the tax attributes and the discount rate could have a material effect on the Company’s results of operations.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process of measuring the TRA liability at fair value, including management's controls over the completeness and accuracy of the underlying data used in the valuation and the controls over management's review of the significant inputs discussed above.

Our audit procedures included, among others, testing the measurement of the TRA liability measured at fair value by evaluating whether the calculation of the TRA liability was in accordance with the terms set out in the TRA, recalculating the TRA liability and reviewing the significant inputs discussed above. With the assistance of our valuation specialists, we evaluated the reasonableness of the discount rate by testing the third-party inputs and the valuation methodology employed.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
Chicago, Illinois
February 24, 2026

Alight, Inc.
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
(in millions, except par values)
Assets
Current Assets
Cash and cash equivalents	$ 273	$ 343
Receivables, net	387	471
Other current assets	234	214
Fiduciary assets	248	239
Total Current Assets	1,142	1,267
Goodwill	83	3,212
Intangible assets, net	2,573	2,855
Fixed assets, net	378	396
Deferred tax assets, net	15	41
Other assets	377	422
Total Assets	$ 4,568	$ 8,193

Liabilities and Stockholders' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$ 253	$ 355
Current portion of long-term debt, net	20	25
Other current liabilities	353	273
Fiduciary liabilities	248	239
Total Current Liabilities	874	892
Deferred tax liabilities	14	22
Long-term debt, net	1,985	2,000
Long-term tax receivable agreement	508	757
Financial instruments	—	51
Other liabilities	141	158
Total Liabilities	$ 3,522	$ 3,880
Commitments and Contingencies
Stockholders' Equity
Preferred stock at $0.0001 par value: 1.0 shares authorized, none issued and outstanding	$ —	$ —
Class A Common Stock: $0.0001 par value, 1,000.0 shares authorized; 566.5 and 560.5 shares issued, and 523.9 and 531.7 shares outstanding as of December 31, 2025 and 2024, respectively	—	—
Class B Common Stock: $0.0001 par value, 20.0 shares authorized; 9.9 and 10.0 issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Class V Common Stock: $0.0001 par value, 175.0 shares authorized; 0.5 and 0.5 issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Class Z Common Stock: $0.0001 par value, 12.9 shares authorized; none issued and outstanding	—	—
Treasury stock, at cost (42.6 and 28.8 shares at December 31, 2025 and 2024, respectively)	(284)	(219)
Additional paid-in-capital	5,065	5,141
Accumulated deficit	(3,757)	(660)
Accumulated other comprehensive income	20	47
Total Alight, Inc. Stockholders' Equity	$ 1,044	$ 4,309
Noncontrolling interest	2	4
Total Stockholders' Equity	$ 1,046	$ 4,313
Total Liabilities and Stockholders' Equity	$ 4,568	$ 8,193
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Alight, Inc.
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
(in millions, except per share amounts)	2025	2024	2023
Revenue	$ 2,262	$ 2,332	$ 2,386
Cost of services, exclusive of depreciation and amortization	1,386	1,442	1,504
Depreciation and amortization	111	96	72
Gross Profit	765	794	810

Operating Expenses
Selling, general and administrative	435	585	590
Depreciation and intangible amortization	296	299	301
Goodwill impairment	3,124	—	—
Total Operating expenses	3,855	884	891
Operating Income (Loss) From Continuing Operations	(3,090)	(90)	(81)
Other (Income) Expense
(Gain) Loss from change in fair value of financial instruments	(1)	(57)	10
(Gain) Loss from change in fair value of tax receivable agreement	(93)	34	118
Interest expense	92	103	131
Other (income) expense, net	(26)	(22)	(3)
Total Other (income) expense, net	(28)	58	256
Income (Loss) From Continuing Operations Before Taxes	(3,062)	(148)	(337)
Income tax expense (benefit)	16	(8)	(20)
Net Income (Loss) From Continuing Operations	(3,078)	(140)	(317)
Net Income (Loss) From Discontinued Operations, Net of Tax	(21)	(19)	(45)
Net Income (Loss)	(3,099)	(159)	(362)
Net income (loss) attributable to noncontrolling interests	(2)	(2)	(17)
Net Income (Loss) Attributable to Alight, Inc.	$ (3,097)	$ (157)	$ (345)

Earnings (Loss) Per Share
Basic and Diluted
Continuing operations	$ (5.83)	$ (0.25)	$ (0.61)
Discontinued operations	$ (0.04)	$ (0.04)	$ (0.09)
Net Income (Loss)	$ (5.87)	$ (0.29)	$ (0.70)

Net Income (Loss)	$ (3,099)	$ (159)	$ (362)
Other comprehensive income (loss), net of tax:
Change in fair value of derivatives	(27)	(35)	(42)
Foreign currency translation adjustments	—	7	9
Total Other comprehensive income (loss), net of tax:	(27)	(28)	(33)
Comprehensive Income (Loss) Before Noncontrolling Interests	(3,126)	(187)	(395)
Comprehensive income (loss) attributable to noncontrolling interests	(2)	(6)	(26)
Comprehensive Income (Loss) Attributable to Alight, Inc.	$ (3,124)	$ (181)	$ (369)
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Alight, Inc.
Consolidated Statements of Stockholders’ Equity

(in millions)	Common Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Alight, Inc. Equity	Noncontrolling Interest	Total Stockholders' Equity
Balance at December 31, 2022	$ —	$ (12)	$ 4,514	$ (158)	$ 95	$ 4,439	$ 650	$ 5,089
Net income (loss)	—	—	—	(345)	—	(345)	(17)	(362)
Other comprehensive income (loss), net	—	—	—	—	(24)	(24)	(9)	(33)
Common Stock issued under ESPP	—	—	10	—	—	10	—	10
Conversion of non-controlling interest	—	—	278	—	—	278	(344)	(66)
Share-based compensation expense	—	—	160	—	—	160	—	160
Shares withheld in lieu of taxes	—	—	(16)	—	—	(16)	—	(16)
Share repurchases	—	(40)	—	—	—	(40)	—	(40)
Balance at December 31, 2023	$ —	$ (52)	$ 4,946	$ (503)	$ 71	$ 4,462	$ 280	$ 4,742
Net income (loss)	—	—	—	(157)	—	(157)	(2)	(159)
Other comprehensive income (loss), net	—	—	—	—	(24)	(24)	(4)	(28)
Common Stock issued under ESPP	—	—	10	—	—	10	—	10
Conversion of noncontrolling interest	—	—	190	—	—	190	(269)	(79)
Share-based compensation expense	—	—	73	—	—	73	—	73
Shares withheld in lieu of taxes	—	—	(59)	—	—	(59)	—	(59)
Share repurchases	—	(167)	—	—	—	(167)	—	(167)
Dividends	—	—	(21)	—	—	(21)	—	(21)
Other	—	—	2	—	—	2	(1)	1
Balance at December 31, 2024	$ —	$ (219)	$ 5,141	$ (660)	$ 47	$ 4,309	$ 4	$ 4,313
Net income (loss)	—	—	—	(3,097)	—	(3,097)	(2)	(3,099)
Other comprehensive income (loss), net	—	—	—	—	(27)	(27)	—	(27)
Common stock issued under ESPP	—	—	6	—	—	6	—	6
Conversion of noncontrolling interest	—	—	1	—	—	1	—	1
Share-based compensation expense	—	—	18	—	—	18	—	18
Shares withheld in lieu of taxes	—	—	(12)	—	—	(12)	—	(12)
Share repurchases	—	(65)	—	—	—	(65)	—	(65)
Dividends	—	—	(86)	—	—	(86)	—	(86)
Other	—	—	(3)	—	—	(3)	—	(3)
Balance at December 31, 2025	$ —	$ (284)	$ 5,065	$ (3,757)	$ 20	$ 1,044	$ 2	$ 1,046
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Alight, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
(in millions)	2025	2024	2023
Operating activities:
Net Income (Loss) From Continuing Operations	$ (3,078)	$ (140)	$ (317)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	126	115	92
Intangible asset amortization	281	280	281
Noncash lease expense	7	11	13
Financing fee and premium amortization	2	—	(2)
Share-based compensation expense	19	76	139
(Gain) loss from change in fair value of financial instruments	(1)	(57)	10
(Gain) loss from change in fair value of tax receivable agreement	(93)	34	118
Release of unrecognized tax provision	—	(1)	(1)
Deferred tax expense (benefit)	8	(19)	(9)
Goodwill impairment	3,124	—	—
Other	15	(1)	2
Changes in operating assets and liabilities:
Accounts receivable	84	(37)	(20)
Accounts payable and accrued liabilities	(90)	31	(61)
Other assets and liabilities	(44)	(99)	2
Cash provided by operating activities - continuing operations	360	193	247
Cash provided by operating activities - discontinued operations	—	59	139
Net cash provided by operating activities	$ 360	$ 252	$ 386
Investing activities:
Net proceeds from sale of business	(13)	968	—
Acquisition of businesses, net of cash acquired	—	—	1
Capital expenditures	(110)	(121)	(140)
Cash provided by (used in) investing activities - continuing operations	(123)	847	(139)
Cash used in investing activities - discontinued operations	—	(11)	(20)
Net cash provided by (used in) investing activities	$ (123)	$ 836	$ (159)
Financing activities:
Dividend payments	(86)	(21)	—
Net increase (decrease) in fiduciary liabilities	9	5	(21)
Repayments to banks	(20)	(765)	(25)
Principal payments on finance lease obligations	(22)	(27)	(25)
Payments on tax receivable agreements	(100)	(62)	(7)
Tax payment for shares/units withheld in lieu of taxes	(12)	(59)	(16)
Deferred and contingent consideration payments	—	—	(9)
Repurchase of shares	(65)	(167)	(40)
Other financing activities	(2)	—	(1)
Cash used for financing activities - continuing operations	(298)	(1,096)	(144)
Cash provided by (used in) financing activities - discontinued operations	—	22	(87)
Net Cash provided by (used in) financing activities	$ (298)	$ (1,074)	$ (231)
Effect of exchange rate changes on cash, cash equivalents and restricted cash - continuing operations	—	1	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash - discontinued operations	—	(3)	4
Net increase (decrease) in cash, cash equivalents and restricted cash	(61)	12	—
Cash, cash equivalents and restricted cash balances from:
Continuing operations - beginning of year	$ 582	$ 558	$ 482
Discontinued operations - beginning of year	—	1,201	1,277
Less discontinued operations - end of period	—	—	1,201
Less fiduciary cash transferred with sale of business	—	1,189	—
Continuing operations - end of period	$ 521	$ 582	$ 558
Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$ 273	$ 343	$ 324
Restricted cash included in fiduciary assets	248	239	234
Total cash, cash equivalents and restricted cash	$ 521	$ 582	$ 558

Supplemental disclosures:
Interest paid	$ 94	$ 108	$ 128
Income taxes paid	36	50	46

Supplemental disclosure of non-cash investing and financing activities:
Fixed asset additions acquired through finance leases	$ 8	$ 62	$ 12
Right of use asset additions acquired through operating leases	9	8	3
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Alight, Inc.
Notes to Consolidated Financial Statements
1. Basis of Presentation and Nature of Business
Basis of Presentation
The accompanying Consolidated Financial Statements include the accounts of Alight, Inc. and its wholly owned subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All intercompany transactions and balances have been eliminated upon consolidation.
On July 2, 2021 (the “Closing Date”), Alight Holding Company, LLC (the "Predecessor" or "Alight Holdings") completed a business combination (the "Business Combination") with a special purpose acquisition company. On the Closing Date, pursuant to the Business Combination Agreement, the special purpose acquisition company became a wholly owned subsidiary of Alight, Inc. (“Alight”, the “Company”, “we” “us” “our” or the “Successor”). As of December 31, 2025, Alight owned approximately 99% of the economic interest in the Predecessor, had 100% of the voting power and controlled the management of the Predecessor. The non-voting ownership percentage held by noncontrolling interest was less than 1% as of December 31, 2025.
On July 12, 2024, the Company, completed the previously announced sale (the “Transaction”) of Alight’s Payroll & HCM Outsourcing business (the "Divestiture" or "Divested Business") within the Employer Solutions segment. As a result of this agreement, the results of the Company’s Payroll and Professional Services businesses are reported separately as discontinued operations, net of tax, in our consolidated financial statements for all periods presented as of December 31, 2025. While the Closing Date was July 12, 2024, we determined the impact of eleven days was immaterial to the Company's results of operations. As such, we utilized July 1, 2024 as the date of the sale for accounting purposes.
Nature of Business
We are a technology-enabled services company delivering human capital management solutions to many of the world's largest and most complex organizations. This includes the implementation and administration of employee benefits (e.g., health, wealth and leaves) solutions. Alight’s numerous solutions and services are utilized year-round by employees and their family members in support of their overall health, wealth and wellbeing goals. Participants can access their solutions digitally, including through a mobile application on Alight Worklife®, our intuitive, cloud-based employee engagement platform. Through Alight Worklife, the Company believes it is defining the future of employee benefits by providing an enterprise-level, integrated offering designed to drive better outcomes for organizations and individuals.
Our primary business, Employer Solutions, is driven by our Alight Worklife platform, and includes integrated benefits administration, healthcare navigation, financial wellbeing, leave of absence management and retiree healthcare. We leverage data across numerous interactions and activities to improve the employee experience, reduce operational costs and better inform management processes and decision-making. Our clients’ employees benefit from an integrated platform and user experience, coupled with a full-service customer care center, helping them manage the full life cycle of their health, wealth and wellbeing.
2. Significant Accounting Policies
Use of Estimates
The preparation of the accompanying Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of reserves and expenses.
These estimates and assumptions are based on management’s best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management believes its estimates to be reasonable given the current facts available. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, and foreign currency exchange rate movements increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be predicted with certainty, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment would, if applicable, be reflected in the financial statements in future periods.
Concentration of Risk
The Company has no significant off-balance sheet risks related to foreign exchange contracts or other foreign hedging arrangements. Management believes that its account receivable credit risk exposure is limited, and the Company has not experienced significant write-downs in its accounts receivable balances. Additionally, there was no single client who accounted for more than 10% of the Company’s revenues in any of the periods presented.
Cash and Cash Equivalents
Cash and cash equivalents include cash balances. At December 31, 2025 and 2024, Cash and cash equivalents totaled $273 million and $343 million, respectively, and none of the balances were restricted as to its use.
Fiduciary Assets and Liabilities
Some of the Company’s agreements require it to hold funds to pay certain obligations on behalf of its clients. Funds held on behalf of clients are segregated from Company funds, and their use is restricted to the payment of obligations on behalf of clients. There is typically a short period of time between when the Company receives funds and when it pays obligations on behalf of clients. These funds are recorded as Fiduciary assets with the related obligation recorded as Fiduciary liabilities in the Consolidated Balance Sheets. Our Fiduciary assets consisted of cash of $248 million and $239 million at December 31, 2025 and 2024, respectively.
Commissions Receivable
Commissions receivable, which is recorded in Other current assets and Other assets in the Consolidated Balance Sheets, are contract assets that represent estimated variable consideration for commissions to be received from insurance carriers for performance obligations that have been satisfied. The current portion of Commissions receivable is expected to be received within one year, while the non-current portion of Commissions receivable is expected to be received beyond one year.
Allowance for Expected Credit Losses
The Company’s allowance for expected credit losses with respect to trade receivables and contract assets is based on a combination of factors, including evaluation of historical write-offs, current conditions and reasonable economic forecasts that affect collectability and other qualitative and quantitative analysis. Receivables, net included an allowance for expected credit losses of $6 million and $9 million at December 31, 2025 and 2024, respectively.
Fixed Assets, Net
The Company records fixed assets at cost. We compute depreciation and amortization using the straight-line method on the estimated useful lives of the assets, which are generally as follows:

Asset Description	Asset Life
Capitalized software	Lesser of the life of an associated license, or 4 to 7 years
Leasehold improvements	Lesser of estimated useful life or lease term, not to exceed 10 years
Furniture, fixtures and equipment	4 to 10 years
Computer equipment	4 to 6 years
Goodwill and Intangible Assets, Net
In applying the acquisition method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of acquisition, with the remainder recorded as goodwill. Intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Goodwill is tested for impairment annually as of October 1, and whenever indicators of impairment arise.
Derivatives
The Company uses derivative financial instruments, such as interest rate swaps. Interest rate swaps are used to manage interest risk exposures and have been designated as cash flow hedges. The changes in the fair value of derivatives that qualify for hedge accounting as cash flow hedges are recorded in Accumulated other comprehensive income (loss). Amounts are reclassified from Accumulated other comprehensive income (loss) into earnings when the hedge exposure affects earnings. The Company discontinues hedge accounting prospectively when: (1) the derivative expires or is sold, terminated, or exercised; (2) the qualifying criteria are no longer met; or (3) management removes the designation of the hedging relationship. Cash flows from derivative instruments are included in Net cash provided by operating activities – continuing operations in the Consolidated Statements of Cash Flows.
Foreign Currency
Certain of the Company’s non-U.S. operations use their respective local currency as their functional currency. The operations that do not have the U.S. dollar as their functional currency translate their financial statements at the current exchange rates in effect at the balance sheet date and revenues and expenses using rates that approximate those in effect during the period. The resulting translation adjustments are included in net foreign currency translation adjustments within the Consolidated Statements of Stockholders’ Equity. Gains and losses from the remeasurement of monetary assets and liabilities that are denominated in a non-functional currency are included in Other (income) expense, net within the Consolidated Statements of Comprehensive Income (Loss). The impact of the foreign exchange gains and losses for the years ended December 31, 2025, 2024, and 2023 was a loss of $1 million, a loss of $1 million, and a loss of $2 million, respectively.
Share-Based Compensation
Share-based compensation primarily relates to grants of restricted share units (“RSUs”) and performance-based restricted share units (“PRSUs”), which are measured based on their estimated grant date fair value. The Company typically recognizes compensation expense on a straight-line basis over the requisite service period for awards expected to vest. Forfeitures are estimated on the date of grant and adjusted if actual or expected forfeiture activity differs materially from original estimates.
Earnings Per Share
Basic earnings per share is calculated by dividing the net income (loss) attributable to Alight, Inc. by the weighted average number of shares of Class A Common Stock issued and outstanding. The computation of diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue shares were exercised or converted into shares or resulted in the issuance of shares that would then share in the net income (loss) of Alight, Inc.
Seller Earnouts
Upon completion of the Business Combination, we executed a contingent consideration agreement (the “Seller Earnouts”) that results in the issuance of non-voting shares of Class B-1 and Class B-2 Common Stock, which automatically convert into Class A Common Stock upon the achievement of certain criteria. The majority of the Seller Earnouts are accounted for as a contingent consideration liability at fair value within Financial instruments on the Consolidated Balance Sheets and are subject to remeasurement at each balance sheet date. Any change in fair value is recognized within the Consolidated Statements of Comprehensive Income (Loss).
Noncontrolling Interest
Noncontrolling interest represents the Company’s noncontrolling interest in consolidated subsidiaries which are not attributable, directly or indirectly, to the controlling Class A Common Stock ownership of the Company. Net (loss)

income is reduced by the portion of net (loss) income that is attributable to noncontrolling interests. These noncontrolling interests are convertible into Class A Common Stock of the Company at the holder’s discretion.
Income Taxes
The portion of earnings allowable to the Company is subject to corporate-level tax rates at the U.S. federal, state and local levels. The Company accounts for income taxes pursuant to the asset and liability method which requires it to recognize current tax liabilities or receivables for the amount of taxes it estimates are payable or refundable for the current year, deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

The Company recognizes the benefits of tax return positions in the financial statements if it is “more-likely-than-not” they will be sustained by a taxing authority. The measurement of a tax position meeting the more-likely-than-not criteria is based on the largest benefit that is more than 50% likely to be realized. Only information that is available at the reporting date is considered in the Company’s recognition and measurement analysis and events or changes in facts and circumstances are accounted for in the period in which the event or change in circumstance occurs.
Recent Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted this standard prospectively during the year ended December 31, 2025. See Note 7, “Income Taxes” for additional information.
In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (Topic 220), which requires disclosure in the notes to financial statements of specified information about certain costs and expenses. This guidance will be effective for the annual periods beginning with the year ending December 31, 2027. Early adoption is permitted. Upon adoption, the guidance may be applied retrospectively or prospectively. The Company is currently evaluating the standard to determine the impact of adoption to its consolidated financial statements and disclosures.
In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326), which provides all entities with a practical expedient in developing a reasonable and supportable forecast as part of estimating current expected credit losses assuming that current conditions as of the balance sheet date do not change for the remaining life of the asset. This guidance will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Upon adoption, the guidance should be adopted prospectively. The Company is currently evaluating the standard to determine the impact of adoption to its consolidated financial statements and disclosures.
In September 2025, the FASB issued ASU No. 2025-06, Accounting for and Disclosure of Software Costs, which improves the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. Moving forward, the amendments will require an entity to capitalize software costs when a set of two criteria are met. This guidance will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Upon adoption, the guidance may be applied prospectively, using a modified transition approach, or retrospectively. The Company is currently evaluating the standard to determine the impact of adoption to its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which aims to improve the guidance in Topic 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, entities can apply the amendments either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the standard to determine the impact of adoption to its consolidated financial statements and disclosures.
3. Revenue from Contracts with Customers
The majority of the Company’s revenue is highly recurring and is derived from contracts with customers to provide integrated, health, wealth, and leave administrative solutions that empower clients and their employees to manage their health, wealth and HR needs. The Company’s revenues are disaggregated by recurring and project revenues within each reportable segment. Recurring revenues are typically longer term in nature and more predictable on an annual basis, while project revenues consist of project work of a shorter duration and are therefore less predictable on an annual basis. See Note 12, “Segment Reporting” for quantitative disclosures of recurring and project revenues by reportable segment. The Company’s reportable segment is Employer Solutions. Employer Solutions is driven by our digital, software and AI-led capabilities powered by the Alight Worklife® platform and spanning total employee wellbeing and engagement, including integrated benefits administration, healthcare navigation, financial health and employee wellbeing. The Company believes the revenue categories within Employer Solutions depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors.
Revenues are recognized when control of the promised services is transferred to the customer in the amount that best reflects the consideration to which the Company expects to be entitled in exchange for those services. The majority of the Company’s revenue is recognized over time as the customer simultaneously receives and consumes the benefits of our services. We may occasionally be entitled to a fee based on achieving certain performance criteria or contract milestones. To the extent that we cannot estimate with reasonable assurance the likelihood that we will achieve the performance target, we will constrain this portion of the transaction price and recognize it when or as the uncertainty is resolved. Any taxes assessed on revenues relating to services provided to our clients are recorded on a net basis. All of the Company’s revenues are described in more detail below.
Administrative Services
We provide benefits and human resource services across all of our solutions, which are highly recurring. The Company’s contracts may include administration services across one or multiple solutions and typically have three to five-year terms with mutual renewal options. These contracts typically consist of an implementation phase and an ongoing administration phase:
Implementation phase – In connection with the Company’s long-term agreements, implementation efforts are often necessary to set up clients and their human resource or benefit programs on the Company’s systems and operating processes. Work performed during the implementation phase is considered a set-up activity because it does not transfer a service to the customer. Therefore, it is not a separate performance obligation. As these agreements are longer term in nature, our contracts generally provide that if the client terminates a contract, we are entitled to an additional payment for services performed through the termination date designed to recover our up-front costs of implementation. Any fees received from the customer as part of the implementation are, in effect, an advance payment for the future ongoing administration services to be provided.
Ongoing administration services phase – For all solutions, the ongoing administration phase includes a variety of plan and system support services. More specifically, these services include data management, calculations, reporting, fulfillment/communications, compliance services, call center support, and in our Health Solutions agreements, annual on-boarding and enrollment support. While there are a variety of activities performed across all solutions, the overall nature of the obligation is to provide integrated administration solutions to the customer. The agreement represents a stand-ready obligation to perform these activities across all solutions on an as-needed basis. The customer obtains value from each period of service, and each time increment (i.e., each month, or each benefit cycle in the case of our Health Solutions arrangements) is distinct and the activities are performed substantially the same. Accordingly, the ongoing administration services for each solution represents a series and each series (i.e., each month, or each benefit cycle including the enrollment period in the case of our Health Solutions arrangements) of distinct services are deemed to be a single performance obligation. In agreements that include multiple performance obligations, the transaction price related to each performance obligation is based on a relative stand-alone selling price basis. We establish the stand-alone selling price using a suitable estimation method, which includes a market assessment approach using observable market prices the Company charges separately for similar solutions to similar customers, or an expected cost plus margin approach.
Our contracts with our clients specify the terms and conditions upon which the services are based. Fees for these services are primarily based on a contracted fee charged per participant per period (e.g., monthly or annually, as applicable). These contracts may also include fixed components, including lump-sum implementation fees. Our fees are not typically payable until the commencement of the ongoing administration phase. Once fees become payable, payment is typically due on a monthly basis as we perform under the contract, and we are entitled to be reimbursed for work performed to date in the event of termination.
For Health Solutions administration services, each benefits cycle inclusive of the enrollment period represents a time increment under the series guidance and is a single performance obligation. Although ongoing fees are typically not payable until the commencement of the ongoing administrative phase, we begin transferring services to our customers approximately four months prior to payments being due as part of our annual enrollment services. Although our per-participant fees are considered variable, they are typically predictable in nature, and therefore we do not generally constrain any portion of our transaction price estimates. We use an input method based on the labor costs incurred relative to total labor costs as the measure of progress in satisfying our Health Solutions performance obligation commencing when the customer’s annual enrollment services begin. Given that the Health Solutions enrollment and administrative services are stand-ready in nature, it can be difficult to estimate the total expected efforts or hours we will incur for a particular benefits cycle. Therefore, the input measure is based on the historical effort expended, which is measured as labor cost.
In the normal course of business, we enter into change orders or other contract modifications to add or modify services provided to the customer. We evaluate whether these modifications should be accounted for as separate contracts or a modification to an existing contract. To the extent that the modification changes a promise that forms part of the underlying series, the modification is not accounted for as a separate contract.
Other Contracts
In addition to the ongoing administration services, the Company also has services across all solutions that represent separate performance obligations and that are often shorter in duration, such as our participant financial advisory services and enrollment services not bundled with ongoing administration services.
Fee arrangements can be in the form of fixed-fee, time-and-materials, or fees based on assets under management. Payment is typically due on a monthly basis as we perform under the contract, and we are entitled to be reimbursed for work performed to date in the event of termination.
Services may represent stand-ready obligations that meet the series provision, in which case all variable consideration is allocated to each distinct time increment.
Other services are recognized over-time based on a method that faithfully depicts the transfer of value to the customer, which may be based on the value of labor hours worked or time elapsed, depending on the facts and circumstances.
The majority of the fees for enrollment services not bundled with ongoing administration services may be in the form of commissions received from insurance carriers for policy placement and are variable in nature. These annual enrollment services include employer-sponsored arrangements that place both retiree Medicare coverage and voluntary benefits. Our performance obligations under these annual enrollment services are typically completed over a short period upon which a respective policy is placed or confirmed with no ongoing fulfillment obligations. For the employer-sponsored arrangements, we recognize the majority of the placement revenue in the fourth quarter of the calendar year, which is when most of the placement or renewal activity occurs. However, the Company may continue to receive commissions from carriers until the respective policy lapses or is canceled. The Company bases the estimates of total transaction price on supportable evidence from an analysis of past transactions, and only includes amounts that are probable of being received or not refunded. For the employer-sponsored arrangements, the estimated total transaction price may differ from the ultimate amount of commissions we may collect. Consequently, the estimate of total transaction price is adjusted over time as the Company receives confirmation of cash received, or as other information becomes available.
A portion of the Company's revenue is subscription-based where monthly fees are paid to the Company. The subscription-based revenue is recognized straight-line over the contract term, which is generally three years.
The Company has elected to apply practical expedients to not disclose the revenue related to unsatisfied performance obligations if (1) the contract has an original duration of one year or less, or (2) the variable consideration is allocated entirely to an unsatisfied performance obligation which is recognized as a series of distinct goods and services that form a single performance obligation.
Contract Costs
Costs to obtain a Contract
The Company capitalizes incremental costs to obtain a contract with a customer that are expected to be recovered. Assets recognized for the costs to obtain a contract, which primarily includes sales commissions paid in relation to the initial contract, are amortized over the expected life of the underlying customer relationships, which is 15 years for most of our solutions and 7 years for our leaves solutions. For situations where the duration of the contract is 1 year or less, the Company has applied a practical expedient and recognized the costs of obtaining a contract as an expense when incurred. These costs are recorded in Cost of services, exclusive of depreciation and amortization in the Consolidated Statements of Comprehensive Income (Loss).
Costs to fulfill a Contract
The Company capitalizes costs to fulfill contracts which includes highly customized implementation efforts to set up clients and their human resource or benefit programs. Assets recognized for the costs to fulfill a contract are amortized on a systematic basis over the expected life of the underlying customer relationships, which is 7 years for our leaves solutions and 15 years for all of our other solutions. Amortization for all contracts costs is recorded in Cost of services, exclusive of depreciation and amortization in the Consolidated Statements of Comprehensive Income (Loss), see Note 5, “Other Financial Data”.
4. Discontinued Operations
As disclosed in Note 1 “Basis of Presentation and Nature of Business”, on July 12, 2024, the Company closed on its previously announced sale of the Divested Business. Under the terms of the Purchase Agreement, the Buyer agreed to acquire the Divested Business for total consideration of up to $1.2 billion, in the form of (1) $1.0 billion in cash (the “Closing Cash Consideration”) payable at the closing of the transactions (the “Closing”) contemplated by the Purchase Agreement, (2) a note with an aggregate principal amount of $50 million and a fair value of $35 million as of July 12, 2024 issued at Closing (the “Seller Note”) by an indirect parent of Buyer (the “Note Issuer”) and (3) contingent upon the financial performance of the Divested Business for the 2025 fiscal year, a note with an aggregate principal amount of up to $150 million (the “Additional Seller Note”) and an initial fair value of $43 million as of July 12, 2024 to be issued by the Note Issuer. The Seller Note has a stated interest rate of 8.0%. The Seller Note was measured at fair value as of July 12, 2024 on a nonrecurring basis, by calculating the interest of the Seller Note which is expected to be paid-in-kind, and discounting the principal and interest by applying a discount rate based on the Divested Business's estimated cost of debt.
In conjunction with the Divestiture, the Company entered into a Transition Services Agreement (the "TSA") with the Buyer. The TSA outlines the terms under which the Company would provide certain reimbursable post-closing services to support the business on a transitional basis for an initial period of up to 18 months, with the option to extend for an additional six months. The majority of services associated with the TSA have ended, with only a small portion extended for an additional six months. As part of the TSA agreement, $15 million of the Closing Cash Consideration payable at closing was accounted for as a prepayment to the Company for services provided under the TSA.
TSA services income was $26 million and $19 million for the years ended December 31, 2025 and 2024, respectively, which was recognized in Other (income) expense, net, with the corresponding expenses recorded in Cost of services and Selling, general and administrative expense in the Consolidated Statement of Comprehensive Income (Loss).
Pass-through costs of approximately $35 million and $42 million for the years ended December 31, 2025 and 2024, respectively, were incurred under the TSA, which were netted against the equal and offsetting reimbursement amounts due from the Divested Business.
Revenue earned from customer care commercial services provided to the Divested Business was $44 million and $23 million for the years ended December 31, 2025 and 2024, respectively.
A loss on sale of the Divested Business of $9 million and $10 million, net of tax, for the years ended December 31, 2025 and 2024, respectively, was recorded upon customary post-closing selling price adjustments of the sale and reflects the impact of net proceeds received less cost to sell relative to the carrying value of the Divested Business net assets.
The following table presents the results as reported in Income (Loss) from Discontinued Operations, Net of Tax, within our Consolidated Statements of Comprehensive Income (Loss) (in millions):

	Year Ended December 31,
	2025	2024	2023
Revenue	$ 42	$ 577	$ 1,024
Cost of services, exclusive of depreciation and amortization	42	425	684
Depreciation and amortization	—	3	10
Gross Profit	—	149	330

Operating Expenses
Selling, general and administrative	—	89	164
Depreciation and intangible amortization	—	8	38
Goodwill Impairment	—	—	148
Total Operating Expenses	—	97	350
Income (loss) from Discontinued Operations	—	52	(20)
Other (income) expense, net	—	2	9
Income (Loss) from Discontinued Operations Before Income Taxes	—	50	(29)
(Gain) Loss on sale of disposition, net of tax	9	10	—
Income tax expense (benefit)	12	59	16
Net Income (Loss) from Discontinued Operations, Net of Tax	$ (21)	$ (19)	$ (45)
During the year ended December 31, 2023, in connection with a strategic portfolio review, we identified and recorded a $148 million non-cash goodwill impairment charge related to our former Cloud Services reporting unit which was subsequently sold as part of the Divested Business. As such, the Company reported the $148 million charge as discontinued operations.
The Company concluded that it controlled a portion of the Divested Business services subsequent to separation as a result of certain shared contractual relationships that had not been legally assigned as of December 31, 2025. As such, the Company determined it was the principal for these services and, therefore, the Company recorded $42 million and $71 million for the years ended December 31, 2025 and 2024, respectively, of Revenue and Cost of services on a gross basis within discontinued operations in the accompanying Consolidated Statements of Comprehensive Income (Loss).
The Company recorded additional tax expense of $12 million and $41 million for the years ended December 31, 2025 and 2024, respectively. This additional income tax is due to application of the dual consolidated loss rules as a result of the filing of the federal tax return, as well as the Company’s recording of the tax provision for the Divested business during the prior period. The application of the dual consolidated loss rule was impacted by the sale of the Divested Business, which disallowed foreign losses previously elected.

The expense amounts reflected above represent only the direct costs attributable to the Divested Business and excludes allocations of corporate costs retained following the sale.

5. Other Financial Data
Consolidated Balance Sheets Information
Receivables, net
The components of Receivables, net are as follows (in millions):

	December 31, 2025	December 31, 2024
Billed and unbilled receivables	$ 393	$ 480
Allowance for expected credit losses	(6)	(9)
Balance at end of period	$ 387	$ 471
Other current assets
The components of Other current assets are as follows (in millions):

	December 31, 2025	December 31, 2024
Deferred project costs	$ 30	$ 23
Prepaid expenses	55	56
Commissions receivable	90	89
Other	59	46
Total	$ 234	$ 214
Other assets
The components of Other assets are as follows (in millions):

	December 31, 2025	December 31, 2024
Deferred project costs	$ 276	$ 263
Operating lease right of use asset	36	42
Commissions receivable	7	15
Other	58	102
Total	$ 377	$ 422
The current and non-current portions of deferred project costs relate to costs to obtain and fulfill contracts (see Note 3, “Revenue from Contracts with Customers”). Total amortization expense related to deferred project costs were $30 million, $24 million and $24 million for the years ended December 31, 2025, 2024, and 2023 respectively, and were recorded in Cost of services, exclusive of depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income (Loss).
Other current assets and Other assets include the fair value of outstanding derivative instruments related to interest rate swaps. The interest rate swap balances in Other current assets as of December 31, 2025 and 2024 were $5 million and $23 million, respectively. As of December 31, 2025, there was no interest rate swap balances in Other assets. As of December 31, 2024 the interest rate swap balance included in Other assets was $8 million (see Note 13, “Derivative Financial Instruments” for additional information). As of December 31, 2025 and 2024, the balances in Other assets included $42 million and $37 million, respectively, related to the Seller Note. As of December 31, 2025, there was no balance included in Other assets related to the Additional Seller Note. As of December 31, 2024, the balance in Other assets also included the fair value of the Additional Seller Note of $50 million (see Note 4, "Discontinued Operations" and Note 14, "Financial Instruments" for additional information).

See Note 19, "Lease Obligations" for further information regarding the Operating lease right of use assets recorded as of December 31, 2025 and 2024.
Fixed assets, net
The components of Fixed assets, net are as follows (in millions):

	December 31, 2025	December 31, 2024
Capitalized software	$ 520	$ 427
Leasehold improvements	43	45
Computer equipment	112	172
Furniture, fixtures and equipment	9	9
Construction in progress	45	41
Total Fixed assets, gross	$ 729	$ 694
Less: Accumulated depreciation	351	298
Fixed assets, net	$ 378	$ 396
Included in Computer equipment are assets under finance leases. The balances as of December 31, 2025 and 2024, net of accumulated depreciation related to these assets, were $49 million and $62 million, respectively.
Other current liabilities
The components of Other current liabilities are as follows (in millions):

	December 31, 2025	December 31, 2024
Deferred revenue	$ 112	$ 91
Operating lease liabilities	18	17
Finance lease liabilities	20	19
Current portion of tax receivable agreement liability	156	100
Other	47	46
Total	$ 353	$ 273
Other liabilities
The components of Other liabilities are as follows (in millions):

	December 31, 2025	December 31, 2024
Deferred revenue	$ 36	$ 40
Operating lease liabilities	49	56
Finance lease liabilities	27	39
Other	29	23
Total	$ 141	$ 158
The current and non-current portions of deferred revenue relate to consideration received in advance of performance under client contracts. During the years ended December 31, 2025, 2024, and 2023, revenue of approximately $92 million, $97 million and $95 million, respectively, was recognized that was recorded as deferred revenue at the beginning of each period.
As of December 31, 2025 and 2024, the current and non-current portions of operating lease liabilities represent the Company's obligation to make lease payments arising from a lease (see Note 19, "Lease Obligations" for further information). Operating leases for the Company's office facilities expire at various dates through 2031.
Other current liabilities and Other liabilities include the fair value of outstanding derivative instruments related to interest rate swaps. The interest rate swap balances in Other current liabilities as of December 31, 2025 were $1 million, and there were no interest rate swaps recorded in Other current liabilities as of December 31, 2024. There were no interest rate swaps recorded in Other liabilities as of December 31, 2025 and December 31, 2024, respectively (see Note 13, “Derivative Financial Instruments” for additional information).
6. Goodwill and Intangible assets, net
The changes in the net carrying amount of goodwill are as follows (in millions):

	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount
Balance as of December 31, 2024	$ 3,212	$—	$ 3,212
Impairment(1)	—	(3,124)	(3,124)
Other	(5)	—	(5)
Balance at December 31, 2025	$3,207	$(3,124)	$ 83
(1)Amount relates to non-cash goodwill impairment charges.
Goodwill for each reporting unit is tested for impairment annually as of October 1, or more frequently if there are indicators that a reporting unit may be impaired. If an impairment is identified, an impairment is recorded by the amount that the carrying value exceeds the fair value for each reporting unit as a non-recurring fair value measurement. While the future cash flows are consistent with those that are used in our internal planning process inclusive of long-term growth assumptions, estimating cash flows requires significant judgment. Future changes to our projected cash flows can vary from the cash flows eventually realized, which may have a material impact on the outcomes of future goodwill impairment tests.
The Company uses a weighted average cost of capital that represents the blended average required rate of return for equity and debt capital based on observed market return data and company-specific risk factors. Other significant assumptions utilized included the Company’s projections of expected future revenues and EBITDA margin, which is defined as earnings before interest, taxes, depreciation and intangible amortization as a percentage of revenue.
During the second quarter of 2025, we concluded that there were interim indicators of impairment in the Health Solutions reporting unit and recorded a non-cash goodwill impairment charge of $983 million, which was included in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2025. During the third quarter of 2025, we evaluated for interim indicators of impairment and concluded that the sustained decline in our stock price coupled with a reduction in future expected financial performance were indicators of impairment. The reduction of future expected financial performance was driven by lower Net Commercial Activity (which reflects items such as client wins and losses), including lower than expected bookings and larger than anticipated losses from contract renewals, which is expected to impact revenue growth. We define client wins as sales to new clients and sales of new solutions to existing clients. We define client losses as instances where clients do not renew or terminate their arrangements in relation to individual solutions or all of the solutions that we provide. A discount rate of 11.25% and a long-term growth rate of 3.5% were utilized for our Health Solutions and Wealth Solutions reporting units in the determination of fair value. Other significant assumptions utilized included the Company’s projections of expected future revenues and EBITDA margin, which is defined as earnings before interest, taxes, depreciation and intangible amortization as a percentage of revenue. As a result, during the third quarter of 2025, the Company recorded non-cash goodwill impairment charges of $1,293 million in the Health Solutions reporting unit and $45 million in the Wealth Solutions reporting unit, which were also included in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2025.
On October 1, 2025, the Company performed its annual goodwill impairment in accordance with ASC 350. We evaluated the potential for goodwill impairment by considering macroeconomic conditions, industry and market conditions, cost factors, both current and future expected financial performance, and relevant entity-specific events for each of the reporting units. We also considered our overall market performance discretely as well as in relation to our peers. Given the third quarter test was performed as of September 30, 2025, we determined that the fair value of each reporting unit equaled the carrying value as of October 1, 2025.

Subsequent to our October 1, 2025 annual impairment test, we evaluated the macroeconomic, industry and market conditions to determine whether there had been any significant changes. The Company concluded that the sustained decline in our stock price coupled with an incremental reduction in future expected financial performance were indicators of impairment that did not exist as of October 1, 2025. As part of this process, the Company identified a goodwill impairment in its Health Solutions reporting unit and recorded an $803 million non-cash goodwill impairment charge, which is included in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2025. We utilized a discount rate of 11.75% and a long-term growth rate of 3.5% for our Health Solutions and Wealth Solutions reporting units in the determination of fair value. The Company's Wealth Solutions reporting unit estimated fair value exceeded its carrying value by 16.6%, or approximately $77 million. A hypothetical 25-basis point increase in the discount rate or a hypothetical 50-basis point decrease in the long-term growth rate would still provide the Company with an excess fair value over its carrying value of 14.5%, or approximately $67 million, in the Company's Wealth Solutions reporting unit. At December 31, 2025, our Health Solutions reporting unit had no goodwill and our Wealth Solutions reporting unit had $83 million of goodwill.
Intangible assets by asset class are as follows (in millions):

	December 31, 2025			December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:
Customer-related and contract based intangibles	$ 3,192	$ 957	$ 2,235	$ 3,192	$ 742	$ 2,450
Technology related intangibles	230	172	58	230	133	97
Trade name	408	128	280	408	100	308
Total	$ 3,830	$ 1,257	$ 2,573	$ 3,830	$ 975	$ 2,855
Amortization expense from finite-lived intangible assets for the years ended December 31, 2025, 2024 and 2023 was $281 million, $280 million, and $281 million, respectively. Amortization expense from finite-lived intangible assets was recorded in Depreciation and intangible amortization in the Consolidated Statements of Comprehensive Income (Loss).
The following table reflects intangible assets net carrying amount and weighted-average remaining useful lives as of December 31, 2025 and 2024 (in millions, except for years):

	December 31, 2025		December 31, 2024
	Net Carrying Amount	Weighted-Average Remaining Useful Lives	Net Carrying Amount	Weighted-Average Remaining Useful Lives
Intangible assets:
Customer-related and contract-based intangibles	$ 2,235	10.5	$ 2,450	11.5
Technology-related intangibles	58	1.6	97	2.6
Trade name	280	10.5	308	11.4
Total	$ 2,573		$ 2,855

Subsequent to December 31, 2025, the annual amortization expense is expected to be as follows (in millions):

	Customer-Related and Contract Based Intangibles	Technology Related Intangibles	Trade Name Intangibles	Total
2026	$ 214	$ 38	$ 27	$ 279
2027	214	19	27	260
2028	214	1	27	242
2029	214	—	27	241
2030	214	—	27	241
Thereafter	1,165	—	145	1,310
Total amortization expense	$ 2,235	$ 58	$ 280	$ 2,573

7. Income Taxes
Provision for Income Taxes
Income (Loss) from continuing operations before taxes consists of the following (in millions):

	Year Ended December 31,
	2025	2024	2023
Income (Loss) from continuing operations before taxes
U.S. (loss) income	$ (3,095)	$ (149)	$ (314)
Non-U.S. (loss) income	33	1	(23)
Total	$ (3,062)	$ (148)	$ (337)
Income (Loss) from continuing operations before taxes shown above is based on the location of the business unit to which such earnings are attributable for tax purposes. In addition, because the earnings shown above may in some cases be subject to taxation in more than one country, the income tax provision shown below as federal, state, or foreign may not correspond to the geographic attribution of the earnings.
The provision for income tax consists of the following (in millions):

	Year Ended December 31,
	2025	2024	2023
Income tax expense (benefit):
Current:
Federal	$ 6	$ (4)	$ (21)
State	1	5	9
Foreign	1	10	1
Total current tax expense (benefit)	$ 8	$ 11	$ (11)
Deferred tax expense (benefit):
Federal	$ 8	$ (9)	$ (1)
State	11	(12)	(8)
Foreign	(11)	2	—
Total deferred tax expense (benefit)	$ 8	$ (19)	$ (9)
Total income tax expense (benefit)	$ 16	$ (8)	$ (20)

Effective Tax Rate Reconciliation
Below is a tabular reconciliation of the effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 (in millions):

	Year Ended
	December 31, 2025
	Amount	Percentage
Income (Loss) from continuing operations before taxes	$ (3,062)
United States Statutory Tax Rate	$ (643)	21%
State and Local Income Taxes, Net of Federal Income Tax Effect (1)	10	— %
Foreign Tax Effects	(15)	— %
Tax Credits	(9)	— %
Changes in Valuation Allowances	332	(11) %
Nontaxable or Nondeductible items
Goodwill impairment	361	(12) %
Other	(16)	1%
Other Adjustments	(4)	— %
Effective Tax Rate	$ 16	(1) %

(1) State and local income tax expense in Illinois, New York, New York City, New Jersey, and Minnesota made up the majority (greater than 50%) of the tax effect in this category.

Below is a reconciliation of the effective tax rate for the years ended December 31, 2024 and 2023 (in millions):

	Year Ended December 31,
	2024		2023
	Amount	%	Amount	%
Income (Loss) from continuing operations before taxes	$ (148)		$ (337)
Provision for income taxes at the statutory rate	$ (31)	21%	$ (71)	21%
State income taxes, net of federal benefit	2	(1) %	(1)	— %
Jurisdictional rate differences	5	(3) %	(4)	1%
Changes in valuation allowances	26	(18) %	14	(4) %
Benefit of income not allocated to the Company	—	— %	3	(1) %
Income in separate U.S. tax consolidations	1	(1) %	1	— %
Adjustments based on filed tax returns	(2)	1%	—	— %
Non-deductible expenses	6	(4) %	45	(13) %
Tax credits	(17)	11%	(14)	4%
Change in uncertain tax positions	—	— %	—	— %
Other	2	(1) %	7	(2) %
Total income tax expense (benefit)	$ (8)	5%	$ (20)	6%
The Company’s effective tax rate for the years ended December 31, 2025, 2024, and 2023 were (1)%, 5% and 6%, respectively.
The Company’s income tax expense varies from the expense that would be expected based on statutory rates due principally to its organizational structure. The Company is taxed as a corporation and is subject to corporate federal, state, and local taxes on the income allocated to it from Alight Holdings, based upon the Company’s economic interest in Alight Holdings, and any stand-alone income or loss generated by the Company. Alight Holdings and certain subsidiaries combine to form a single entity taxable as a partnership for U.S. federal and most applicable state and local income tax purposes. As such, Alight Holdings is not subject to U.S. federal and certain state and local income taxes. The partners of Alight Holdings, including the Company, are liable for federal, state, and local income taxes based on their allocable share of

Alight Holdings’ pass-through taxable income, which includes income of Alight Holdings’ subsidiaries that are treated as disregarded entities separate from Alight Holdings for income tax purposes. The effective tax rate for the year ended December 31, 2025 was lower than the 21% U.S. statutory corporate income tax rate primarily due to changes in valuation allowances, tax credits, non-deductible expenses, and certain non-recurring items, including non-deductible goodwill impairment.
The Tax Cuts and Jobs Act established global intangible law-taxed income ("GILTI") provisions that impose a tax on foreign income in excess of a deemed return on intangible assets of foreign corporations. The Company recognizes the taxes on GILTI as a period expense rather than recognizing deferred taxes for basis differences that are expected to affect the amount of GILTI inclusion upon reversal.
Deferred Income Taxes
The components of the Company’s deferred tax assets and liabilities are as follows (in millions):

	December 31, 2025	December 31, 2024
Deferred tax assets:
Interest expense carryforward	$ 132	$ 124
Other credits	79	65
Tax receivable agreement	118	132
Other accrued expenses	1	—
Seller Earnouts	—	5
Interest rate swap	3	—
Investment in partnership	67	—
Fixed assets	9	—
Capital loss carryforward	5	—
Intangible assets	16	3
Net operating losses	104	30
Other	3	3
Total	$ 537	$ 362
Valuation allowance on deferred tax assets	(495)	(86)
Total	$ 42	$ 276
Deferred tax liabilities:
Intangible assets	$ (26)	$ (29)
Investment in partnership	—	(207)
Interest rate swap	—	(5)
Other	(15)	(16)
Total	$ (41)	$ (257)
Net deferred tax (liability) asset	$ 1	$ 19

As of December 31, 2025 and 2024, the Company had U.S. and foreign net operating losses ("NOL") of $104 million and $30 million, respectively. The net operating loss carryforwards will begin to expire in 2033 with certain jurisdictions having indefinite carryforward terms. The company also generated and utilized foreign and research and development tax credits which have an expiration of 10 and 20 years respectively.
In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including the period of expiration, scheduled reversals of deferred tax liabilities, tax-planning strategies, and three years of cumulative operating income (loss). Management judgment is required in determining the assumptions and estimates related to the amount and timing of future taxable income by jurisdiction to which the tax asset relates. The Company maintains valuation allowances with regard to the tax benefits on certain deferred tax assets, and periodically assesses the adequacy thereof. During the year ended December 31, 2025, the valuation allowance increased by $409 million compared to the prior year, including $9 million in non-U.S. jurisdictions. During the year ended December 31, 2024, the valuation allowance increased by $26 million compared to the prior year, of which $23 million related to U.S. tax credits and $3 million related to NOLs in non-U.S. jurisdictions.
In July 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law in the U.S. The OBBBA made several changes to business tax provisions including modifications to the Section 163j interest expense limitation and immediate expensing of domestic research and development expenditures. After considering impacts associated with the Company’s valuation allowance for the year ended December 31, 2025, the impact was immaterial for the year ended December 31, 2025. The Company will continue to monitor any developments and guidance related to the OBBBA.
Cash Paid for Income Taxes
The table below provides the updated requirements of ASU 2023-09 for cash paid for income taxes, net of refunds (in millions):

Year ended December 31, 2025
Cash paid for income taxes, net of refunds:
Federal	$ 12
State	18
Foreign	6
Total cash paid for income taxes, net of refunds	$ 36

In 2025, cash paid for income taxes in California, New York, and Pennsylvania was $6 million. Cash paid for income taxes in India and Puerto Rico was $5 million.
Uncertain Tax Positions
The following is a reconciliation of the Company’s beginning and ending amount of uncertain tax positions (in millions):

	Year Ended December 31,
	2025	2024	2023
Beginning Balance	$ —	$ 2	$ 1
Additions for tax positions of prior years	—	—	1
Lapse of statute of limitations	—	(2)	—
Ending Balance	$ —	$ —	$ 2
There were no material liabilities for uncertain tax positions as of December 31, 2025 and 2024.
The Company records interest and penalties related to uncertain tax positions in its provision for income taxes. There were no material accrued potential interest and penalties as of December 31, 2025 and 2024. The Company and its subsidiaries file income tax returns in their respective jurisdictions. Based on the jurisdictions the Company operates in, 2017 - 2021 remain open for examinations.

8. Debt
Debt outstanding consisted of the following (in millions):

	Maturity Date	December 31, 2025	December 31, 2024
Seventh Incremental Term Loans(1)	August 31, 2028	$ 2,005	$ —
Sixth Incremental Term Loans(2)	August 31, 2028	—	2,025
$330 million Revolving Credit Facility, Amended	May 31, 2030	—	—
Total debt, net		2,005	2,025
Less: current portion of long-term debt, net		(20)	(25)
Total long-term debt, net		$ 1,985	$ 2,000
_______________________________________________________
(1)The net balance for the Seventh Incremental Term Loans included unamortized debt issuance costs at December 31, 2025 of approximately $5 million.
(2)The net balance for the Sixth Incremental Term Loans included unamortized debt issuance costs at December 31, 2024 of approximately $6 million.
Term Loan
In June 2024, the Company entered into Amendment No. 10 to its credit agreement, dated as of May 1, 2017 (as amended from time to time, the “Credit Agreement”), with a syndicate of lenders to establish a new class of Sixth Incremental Term Loans (the “Sixth Incremental Term Loans”) with an aggregate principal amount of $2,489 million to reprice the outstanding Fifth Incremental Term Loans due August 31, 2028 by reducing the applicable rate from the Secured Overnight Financing Rate ("SOFR") + 2.75% to SOFR + 2.25%.
In July 2024, the Company paid down $440 million of the Sixth Incremental Term Loans principal balance with proceeds from the Divestiture.
In January 2025, the Company entered into Amendment No. 11 to the Credit Agreement with a syndicate of lenders to establish a new class of Seventh Incremental Term Loans with an aggregate principal amount of $2,030 million and to reprice the outstanding Sixth Incremental Term Loans due August 31, 2028 by reducing the applicable rate from SOFR + 2.25% to SOFR + 1.75%.
Interest rates on the Term Loan borrowings are based on SOFR plus a margin. The Company is required to make principal payments at the end of each fiscal quarter based on defined terms in the Credit Agreement with the remaining principal balances due on the maturity dates.
The Company utilized swap agreements to fix a portion of the floating interest rates through December 2026 (see Note 13, “Derivative Financial Instruments”).
During the years ended December 31, 2025 and 2024, the Company made total principal payments on the Incremental Term Loans of $20 million and $25 million, respectively.
Revolving Credit Facility
In August 2021, the Company entered into a $294 million revolving credit facility with a maturity date of August 31, 2026. In March 2023, the Company amended and upsized the revolving credit facility to $300 million and updated the benchmark reference rate from LIBOR to Term SOFR. In May 2025, the Company entered into Amendment No. 12 to the Credit Agreement, which increased the aggregate principal amount of its revolving credit facility to $330 million and extended the maturity date to May 31, 2030. At December 31, 2025, an immaterial amount of unused letters of credit related to insurance policies were issued under the revolving credit facility and there were no outstanding borrowings. The Company is required to make periodic payments for commitment fees and interest related to the revolving credit facility and outstanding letters of credit. During the year ended December 31, 2025, the Company made payments related to these fees of $1 million. During the years ended December 31, 2024 and 2023, the Company made immaterial payments related to these fees.

Financing Fees, Premiums and Interest Expense
The Company capitalized financing fees and premiums related to the term loans and revolving credit facility. These financing fees and premiums were recorded as an offset to the aggregate debt balances and are being amortized over the respective loan terms.
Total interest expense related to the debt instruments for the years ended December 31, 2025, 2024, and 2023 was $127 million, $186 million, and $219 million, respectively. Interest expense is recorded in Interest expense in the Consolidated Statements of Comprehensive Income (Loss) and, is net of interest rate swap derivative gains recognized and interest income.
Principal Payments
Aggregate remaining contractual principal payments as of December 31, 2025 are as follows (in millions):

2026	$ 20
2027	20
2028 and thereafter	1,970
Total payments	$ 2,010

9. Stockholders' Equity
Preferred Stock
As of December 31, 2025, 1,000,000 preferred shares, par value $0.0001 per share, were authorized and no preferred shares were issued and outstanding.
Class A Common Stock
As of December 31, 2025, 523,941,625 shares of Class A Common Stock were outstanding. On July 2, 2024, all remaining shares of unvested Class A Common Stock became fully vested. Holders of shares of Class A Common Stock are entitled to one vote per share, and together with the holders of shares of Class B Common Stock, will participate ratably in any dividends declared by the Company’s Board of Directors.
Class B Common Stock
Upon the Closing Date of the Business Combination, certain equity holders of Alight Holdings received earnouts (the "Seller Earnouts") that resulted in the issuance of a total of 14,999,998 Class B instruments to the equity holders of the Predecessor. The equity holders of the Predecessor that exchanged their Predecessor Class A units for shares of Class A Common Stock in the Business Combination received shares of Class B Common Stock, and the equity holders of the Predecessor that continue to hold Class A units of Alight Holdings (“Continuing Unit holders”) received Class B common units of Alight Holdings.
The Class B Common Stock and Class B common units are not entitled to a vote and accrue dividends equal to amounts declared per corresponding share of Class A Common Stock and Class A unit; however, such dividends are paid if and when such share of Class B Common Stock or Class B unit converts into a share of Class A Common Stock or Class A unit. If any of the shares of Class B Common Stock or Class B common units do not vest on or before the seventh anniversary of the Closing Date, such shares or units will be automatically forfeited and cancelled for no consideration and will not be entitled to receive any cumulative dividend payments.
These Class B instruments are liability classified; refer to Note 14 “Financial Instruments” for additional information. As further described below, there are two series of Class B instruments outstanding.
Class B-1
As of December 31, 2025, 4,955,297 shares of Class B-1 Common Stock were legally issued and outstanding. Shares of Class B-1 Common Stock vest and automatically convert into shares of Class A Common Stock on a 1-for-1 basis if the volume weighted average price (“VWAP”) of the shares of Class A Common Stock equals or exceeds $12.50 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $12.50 per share valuation on a diluted basis).
To the extent any unvested share of Class B-1 Common Stock automatically converts into a share of Class A Common Stock, (i) such share or unit shall remain unvested in accordance with the terms and conditions of the applicable award agreement until it vests or is forfeited in accordance with the terms thereof and (ii) such share or unit shall be treated as unvested Class A consideration as if such share or unit was part of the unvested Class A consideration as of the Closing Date.
As of December 31, 2025, 2,544,702 Class B-1 common units of Alight Holdings were legally issued and outstanding. Class B-1 common units vest and automatically convert into Class A common units of Alight Holdings on a 1-for-1 basis if the VWAP of the shares of Class A Common Stock equals or exceeds $12.50 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $12.50 per share valuation on a diluted basis).
Class B-2
As of December 31, 2025, 4,955,297 shares of Class B-2 Common Stock were legally issued and outstanding. Shares of Class B-2 Common Stock vest and automatically convert into shares of Class A Common Stock on a 1-for-1 basis if the VWAP of the shares of Class A Common Stock equals or exceeds $15.00 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $15.00 per share valuation on a diluted basis).
To the extent any unvested share of Class B-2 Common Stock automatically converts into a share of Class A Common Stock, (i) such share or unit shall remain unvested in accordance with the terms and conditions of the applicable award agreement until it vests or is forfeited in accordance with the terms thereof and (ii) such share or unit shall be treated as unvested Class A consideration as if such share or unit was part of the unvested Class A consideration as of the Closing Date.
As of December 31, 2025, 2,544,702 Class B-2 common units of Alight Holdings were legally issued and outstanding. Class B-2 common units vest and automatically convert into Class A common units of Alight Holdings on a 1-for-1 basis if the VWAP of the shares of Class A Common Stock equals or exceeds $15.00 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $15.00 per share valuation on a diluted basis).
Class B-3
As of December 31, 2025, 10,000,000 shares of Class B-3 Common Stock, par value $0.0001, were authorized. There were no shares of Class B-3 Common Stock issued and outstanding as of December 31, 2025.
Class V Common Stock
As of December 31, 2025, 484,358 shares of Class V Common Stock were legally issued and outstanding. Holders of Class V Common Stock are entitled to one vote per share and have no economic rights. The Class V Common Stock is held on a 1-for-1 basis with Class A Units in Alight Holdings held by Continuing Unit holders. The Class A Units, together with an equal number of shares of Class V Common Stock, can be exchanged for an equal number of shares of Class A Common Stock.
Class Z Common Stock
Upon the Closing Date of the Business Combination, a total of 8,671,507 Class Z instruments were issued to the equity holders of the Predecessor. The equity holders of the Predecessor that exchanged their Predecessor Class A units for shares of Class A Common Stock in the Business Combination received shares of Class Z Common Stock, and the Continuing Unit holders received Class Z common units of Alight Holdings. The Class Z instruments were issued to the equity holders of the Predecessor to allow for the re-allocation of the consideration paid to the holders of unvested management equity (i.e., the unvested shares of Class A, Class B-1, and Class B-2 Common Stock) to the equity holders of the Predecessor in the event such equity is forfeited under the terms of the applicable award agreement and vested in connection with any such forfeiture.
As of December 31, 2025, there were no outstanding shares of Class Z Common Stock, as all remaining shares of Class Z Common Stock were either forfeited or became fully vested on July 2, 2024 in accordance with their terms. The vested shares of Class Z Common Stock were converted into shares of either Class A, Class B-1 and B-2 Common Stock in connection with the ultimate forfeiture of the shares of unvested Class A, Class B-1 and B-2 common stock issued to participating management holders, as applicable.
Similarly, as of December 31, 2025, there were no outstanding Class Z common units as all remaining Class Z common units were either forfeited or became fully vested on July 2, 2024 in accordance with their terms. The vested Class Z units were converted into either Alight Holdings Class A, Class B-1 and B-2 common units in connection with the ultimate forfeiture of the shares of unvested Class A, Class B-1, and Class B-2 common stock issued to participating management holders, as applicable.
Class A Units
Holders of Alight Holdings Class A units can exchange all or any portion of their Class A units, together with the cancellation of an equal number of shares of Class V Common Stock, for a number of shares of Class A Common Stock equal to the number of exchanged Class A units. Alight has the option to cash settle any future exchange.
The Continuing Unit holders’ ownership of Class A units represents the noncontrolling interest of the Company, which is accounted for as permanent equity on the Consolidated Balance Sheets. As of December 31, 2025, there were 524,425,983 Class A Units outstanding, of which 523,941,625 are held by the Company and 484,358 are held by the noncontrolling interest of the Company.
The Alight Holdings limited liability company agreement contains provisions that require a one-to-one ratio is maintained between each class of Alight Holdings units held by Alight and its subsidiaries (including the Alight Group, Inc., but excluding subsidiaries of Alight Holdings) and the number of outstanding shares of the corresponding class of Alight common stock, subject to certain exceptions (including in respect of management equity in the form of options, rights or other securities which have not been converted into or exercised for Alight common stock). In addition, the Alight Holdings limited liability company agreement permits Alight, in its capacity as the managing member of Alight Holdings, to take actions to maintain such ratio, including undertaking stock splits, combinations, recapitalization and exercises of the exchange rights of holders of Alight Holdings units.
Exchange of Class A Units
For the years ended December 31, 2025, 2024, and 2023, 25,879, 28,987,597, and 34,519,247 Class A units and a corresponding number of shares of Class V Common Stock were exchanged for Class A Common Stock, respectively. As a result of the exchanges, Alight, Inc. increased its ownership in Alight Holdings. For the year ended December 31, 2025, the impacts of the exchanges were immaterial to the financial statements. For the years ended December 31, 2024 and 2023, the Company increased its equity by approximately $273 million and $344 million, respectively, recorded in Additional paid-in capital. Pursuant to the Tax Receivable Agreement (the "TRA") that Alight entered into in connection with the Business Combination, described in Note 15, "Tax Receivable Agreement," the Class A unit exchanges created additional TRA liabilities of $90 million and $109 million for the years ended December 31, 2024 and 2023, respectively, with offsets to Additional paid-in-capital. For the years ended December 31, 2025, 2024 and 2023, a $1 million, $11 million and $43 million change to Additional paid-in-capital, respectively, was due to deferred taxes as a result of these exchanges.
Share Repurchase Program
On August 1, 2022, the Company's Board of Directors authorized a share repurchase program (the "Program"), under which the Company may repurchase issued and outstanding shares of Class A Common Stock from time to time, depending on market conditions and alternate uses of capital. The Program has no expiration date and may be suspended or discontinued at any time. The Program does not obligate the Company to purchase any particular number of shares and there is no guarantee as to any number of shares being repurchased by the Company. On February 13, 2025, the Company’s Board of Directors authorized the repurchase of up to an additional $200 million of the Company’s Class A common stock. As of December 31, 2025, the total remaining amount authorized for repurchase was $216 million.
During the year ended December 31, 2025, we repurchased 13,881,417 shares of Class A Common Stock for an aggregate purchase price of $65 million under the share repurchase program.
On June 18, 2024, the Company announced that it entered into an accelerated share repurchase agreement (the "ASR") with Barclays Bank PLC (the "ASR counterparty") to repurchase $75 million of Alight's Class A Common Stock, as part of the Company's existing share repurchase program. On July 16, 2024, the Company made an initial payment of $75 million to the ASR counterparty and received an initial delivery of shares equal in value to 80% of the prepayment amount of $75 million, based on Alight’s closing share price as of the effective date of July 15, 2024. The final number of shares repurchased was based on the volume-weighted average price of Alight's common stock during the term of the transaction, less a discount and subject to adjustments pursuant to the terms and conditions of the ASR. The ASR was settled on September 23, 2024, resulting in an additional delivery of 2,400,041 shares of Alight's Class A Common Stock. During the year ended December 31, 2024, the Company repurchased 10,563,306 shares of Alight's Class A Common Stock in aggregate for $75 million as part of the ASR.
During the year ended December 31, 2024, we repurchased 22,327,717 shares of Class A Common Stock for an aggregate purchase price of $167 million, inclusive of shares repurchased under the ASR discussed above.
During the year ended December 31, 2023, we repurchased 4,921,468 shares of Class A Common Stock for an aggregate purchase price of $40 million.
Repurchased shares are reflected as Treasury Stock on the Consolidated Balance Sheets as a component of equity.
Repurchases may be conducted through open market purchases or privately negotiated transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, including pursuant to Rule 10b5-1 trading plans. The actual timing and amount of future repurchases are subject to business and market conditions, corporate and regulatory requirements, stock price, acquisition opportunities and other factors. The stock repurchase program does not obligate Alight to acquire any amount of common stock, and the program may be suspended or terminated at any time by Alight at its discretion without prior notice.

The following table reflects the changes in our outstanding stock:

	Class A (2)	Class B-1	Class B-2	Class V	Class Z	Treasury
Balance at December 31, 2022	470,756,961	4,990,453	4,990,453	63,481,465	5,595,577	1,506,385
Conversion of noncontrolling interest	34,519,247	—	—	(34,519,247)	—	—
Shares granted upon vesting	7,129,735	—	—	—	(2,175,362)	—
Issuance for compensation to non-employees(1)	83,203	—	—	—	—	—
Share repurchases	(4,921,468)	—	—	—	—	4,921,468
Share forfeitures	—	(39,218)	(39,218)	—	—	—
Balance at December 31, 2023	507,567,678	4,951,235	4,951,235	28,962,218	3,420,215	6,427,853
Conversion of noncontrolling interest	28,987,597	—	—	(28,987,597)	—	—
Shares granted upon vesting	17,316,478	63,868	63,868	535,616	(3,420,215)	—
Issuance for compensation to non-employees(1)	159,826	—	—	—	—	—
Share repurchases	(22,327,717)	—	—	—	—	22,327,717
Share forfeitures	—	(36,296)	(36,296)	—	—	—
Balance at December 31, 2024	531,703,862	4,978,807	4,978,807	510,237	—	28,755,570
Conversion of noncontrolling interest	25,879	—	—	(25,879)	—	—
Shares granted upon vesting	5,883,501	—	—	—	—	—
Issuance for compensation to non-employees (1)	209,800	—	—	—	—	—
Share repurchases	(13,881,417)	—	—	—	—	13,881,417
Share forfeitures	—	(23,510)	(23,510)	—	—	—
Balance at December 31, 2025	523,941,625	4,955,297	4,955,297	484,358	—	42,636,987
_______________________________________________________
(1)Issued to certain members of the Board of Directors in lieu of cash retainer.
(2)Does not include 3,321,260 of unvested shares of Class A Common Stock as of December 31, 2023.
Dividends
In 2024, our Board of Directors approved a quarterly dividend program. The following table provides information with respect to quarterly dividends on common stock for the years ended December 31, 2025 and 2024:

Declaration Date	Dividends Per Share	Total Payment (in millions)	Record Date	Payable Date
November 12, 2024	$0.04	$21	December 2, 2024	December 16, 2024
February 13, 2025	$0.04	$21	March 3, 2025	March 17, 2025
April 30, 2025	$0.04	$22	June 2, 2025	June 16, 2025
July 23, 2025	$0.04	$22	September 2, 2025	September 15, 2025
November 5, 2025	$0.04	$21	December 1, 2025	December 15, 2025
On February 19, 2026, the Company announced it will replace its cash dividend on its Class A common stock, par value $0.0001 per share, with other capital allocation activities, including deleveraging the balance sheet and continuing our share repurchase program, subject to market and other conditions.
Accumulated Other Comprehensive Income
As of December 31, 2025, the Accumulated other comprehensive income ("AOCI") balance included unrealized gains and losses for interest rate swaps and foreign currency translation adjustments related to our foreign subsidiaries that do not have the U.S. dollar as their functional currency. The tax effect on the Company's pre-tax AOCI items is recorded in the AOCI balance. This tax is comprised of two items: (1) the tax effects related to the unrealized pre-tax items recorded in

AOCI and (2) the tax effect related to certain valuation allowances that have also been recorded in AOCI. When unrealized items in AOCI are recognized, the associated tax effects on these items will also be recognized in the tax provision.
Changes in accumulated other comprehensive income, net of noncontrolling interests, are as follows (in millions):

	Foreign Currency Translation Adjustments (1)	Interest Rate Swaps (2)	Total
Balance at December 31, 2022	$ (11)	$ 106	$ 95
Other comprehensive income (loss) before reclassifications	10	33	43
Tax (expense) benefit	(2)	15	13
Other comprehensive income (loss) before reclassifications, net of tax	8	48	56
Amounts reclassified from accumulated other comprehensive income	—	(80)	(80)
Tax expense	—	—	—
Amounts reclassified from accumulated other comprehensive income, net of tax	—	(80)	(80)
Net current period other comprehensive income (loss), net of tax	$ 8	$ (32)	$ (24)
Balance at December 31, 2023	$ (3)	$ 74	$ 71
Other comprehensive income (loss) before reclassifications	4	33	37
Tax (expense) benefit	3	8	11
Other comprehensive income (loss) before reclassifications, net of tax	7	41	48
Amounts reclassified from accumulated other comprehensive income	—	(72)	(72)
Tax expense	—	—	—
Amounts reclassified from accumulated other comprehensive income, net of tax	—	(72)	(72)
Net current period other comprehensive income (loss), net of tax	7	(31)	(24)
Balance at December 31, 2024	$ 4	$ 43	$ 47
Other comprehensive income (loss) before reclassifications	—	(1)	(1)
Tax (expense) benefit	—	(1)	(1)
Other comprehensive income (loss) before reclassifications, net of tax	—	(2)	(2)
Amounts reclassified from accumulated other comprehensive income	—	(25)	(25)
Tax expense	—	—	—
Amounts reclassified from accumulated other comprehensive income, net of tax	—	(25)	(25)
Net current period other comprehensive income (loss), net of tax	—	(27)	(27)
Balance at December 31, 2025	$ 4	$ 16	$ 20
(1)Foreign currency translation adjustments include a $1 million loss and a $5 million gain for the years ended December 31, 2024 and 2023, respectively, related to intercompany loans that have been designated long-term investment nature. There was no gain or loss recognized related to intercompany loans for the year ended December 31, 2025.
(2)Reclassifications from this category are recorded in Interest expense. See Note 13, “Derivative Financial Instruments” for additional information.
10. Share-Based Compensation
Predecessor Plans
Prior to the Business Combination, share-based payments to employees included grants of restricted share units (“RSUs”) and performance based restricted share units (“PRSUs”), which consisted of both Class A-1 and Class B common units in each type, were measured based on their estimated grant date fair value. As a result of the change in control related to the Business Combination, the vesting of the time-based PRSU Class B units accelerated on the Closing Date. The remaining unvested PRSU Class B units had vesting conditions that were contingent upon the achievement of defined internal rates of return and multiples on invested capital occurrence and of certain liquidity events. The Class A-1

RSUs and PRSUs that were unvested as of the Closing Date had time-based and/or vesting conditions that were contingent upon the achievement of defined internal rates of return and multiples on invested capital occurrence and of certain liquidity events. Both the unvested Class A-1 and Class B units were replaced with unvested shares of Alight common stock as discussed below.
Successor Plans
In connection with the Business Combination, the holders of certain unvested awards under the Predecessor plans were granted replacement awards in the Successor company.
Class B units: The unvested Class B units of Alight Holdings will automatically convert on a one-for-one basis into shares of Class A Common Stock upon the achievement of certain market conditions, if achieved prior to the seventh anniversary of the Closing Date.
Class A-1 units: The unvested Class A-1 units of Alight Holdings were granted replacement unvested Class A Common Stock, unvested Class B Common Stock, and unvested Class B-2 Common Stock of the Company on an equivalent fair value basis. The service-based portion of the grant vests ratably over periods of two to five years and the remaining portion vests upon achievement of certain market-based conditions.
The Class B and Class A-1 units that were replaced represented the unvested Class A, unvested Class B-1 and unvested Class B-2 Common Stock subject to the forfeiture re-allocation provision per the Class Z instruments discussed in Note 9 “Stockholders’ Equity”. These unvested shares were accounted for as restricted stock in accordance with ASC 718. As of July 2, 2024, all remaining shares of Class Z Common Stock were either forfeited or became fully vested in accordance with their terms.
The Company has an active equity incentive plan, the Alight, Inc. 2021 Omnibus Incentive Plan (the "Incentive Plan"), under which the Company has been authorized to grant share-based awards to key employees and non-employee directors, which consist primarily of time-based restricted stock units ("RSUs") and performance share units ("PRSUs"). Under this plan, for grants issued during the year ended December 31, 2025, approximately 58% of the units are subject to time-based vesting requirements and approximately 42% are subject to additional performance-based vesting requirements. As of December 31, 2025, there were 91,698,568 remaining shares of common stock authorized for issuance pursuant to the Company’s stock-based compensation plans under its 2021 Omnibus Incentive Plan. RSU and PSU nonvested share-based payment awards contain rights to receive forfeitable dividends and therefore are not participating securities.
Restricted Share Units and Performance Share Units
Time-based RSUs are valued at the market price of a share of the Company’s common stock on the date of grant. In general, these awards vest ratably over a three-year period from the date of grant. All awards are expensed on a straight-line basis over a three-year period, which is considered to be the requisite service period.
The Company’s PRSUs contain various performance and service conditions that must be satisfied for an employee to earn the right to benefit from the award. The PRSUs vest upon achievement of various performance metrics aligned to goals established by the Company. Expense is recognized on a straight-line basis over the requisite service period, based on the probability of achieving the performance conditions, with changes in expectations recognized as an adjustment to earnings in the period of the change. Compensation cost is not recognized for performance share units that do not vest because service or performance conditions are not satisfied, and any previously recognized compensation cost is reversed.
The weighted-average grant-date fair value per share of RSUs and PRSUs granted during each of the years ended December 31, 2025, 2024 and 2023 were approximately $5.52, $8.68, $8.72 and $5.96, $8.73, $8.82, respectively.

The following table summarizes the RSU and PRSU activity during the year ended December 31, 2025:

	RSUs	Weighted Average Grant Date Fair Value Per Unit	PRSUs(1)	Weighted Average Grant Date Fair Value Per Unit
Balance as of December 31, 2024	7,325,106	$ 8.67	10,878,456	$ 8.71
Granted	6,434,416	5.52	5,016,060	5.96
Vested	(3,353,332)	8.34	(3,256,692)	8.83
Forfeited	(2,788,301)	7.51	(11,987,750)	7.53
Balance as of December 31, 2025	7,617,889	$ 6.56	650,074	$ 8.60
_______________________________________________________
(1)The number of PRSUs presented are based on actual or expected achievement of the respective performance goals as of the end of the period.
Share-based Compensation Expense
Total share-based compensation expense related to the RSUs and PRSUs are recorded in the Consolidated Statements of Comprehensive Income (Loss) as follows (in millions):

Year Ended December 31,
	December 31, 2025	December 31, 2024	December 31, 2023
Cost of services, exclusive of depreciation and amortization	$ 7	$ 14	$ 30
Selling, general and administrative	12	62	109
Total share-based compensation expense	$ 19	$ 76	$ 139
As of December 31, 2025, total future compensation expense related to unvested RSUs was $29 million, which will be recognized over a remaining weighted-average amortization period of approximately 1.69 years. As of December 31, 2025, total future compensation expense related to unvested PRSUs was $2 million, which will be recognized over a remaining weighted-average amortization period of approximately 1.31 years.
Employee Stock Purchase Plan
In December 2022, the Company began offering its employees an Employee Stock Purchase Plan (the “ESPP”). Under the ESPP, all full-time and certain part-time employees of the Company based in the U.S. and certain other countries are eligible to purchase Class A Common Stock of the Company twice per year at the end of a six-month payment period (a “Payment Period”). During each Payment Period, eligible employees who so elect may authorize payroll deductions in an amount no less than 1% nor greater than 10% of his or her base pay for each payroll period in the Payment Period. At the end of each Payment Period, the accumulated deductions are used to purchase shares of Class A Common Stock from the Company up to a maximum of 1,250 shares for any one employee during a Payment Period. Shares may be purchased at a discount of up to 15% of the fair market value of the Company’s Class A Common Stock on the last business day of a Payment Period. As of December 31, 2025, there were 11,770,621 remaining shares available for grant and 4,503,334 shares issued under the ESPP. The amount of share-based compensation expense related to the ESPP was approximately $1.0 million, $1.5 million, and $2.0 million for the years ended December 31, 2025, 2024, and 2023, respectively, which was recorded in Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss).
11. Earnings Per Share
Basic earnings per share is calculated by dividing the net income (loss) attributable to Alight, Inc. by the weighted average number of shares of Class A Common Stock issued and outstanding. The computation of diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue shares were exercised or converted into shares or resulted in the issuance of shares that would then share in the net income of Alight, Inc. The

Company’s Class V Common Stock does not, and its Class Z Common Stock did not, participate in the earnings or losses of the Company and are therefore not participating securities and have not been included in either the basic or diluted earnings per share calculations. RSU and PSU nonvested share-based payment awards contain rights to receive forfeitable dividends and therefore are not participating securities.
In conjunction with the Business Combination, the Company issued Seller Earnouts contingent consideration, which is payable in the Company’s Common Stock when the related market conditions are achieved. As the related conditions to pay the consideration had not been satisfied as of December 31, 2025, the Seller Earnouts were excluded from the diluted earnings per share calculations.
Basic and diluted (net loss) earnings per share are as follows (in millions, except for share and per share amounts):

	Year Ended December 31,
	2025	2024	2023
Basic and diluted (net loss) earnings per share:
Numerator
Net Income (Loss) From Continuing Operations	$ (3,078)	$ (140)	$ (317)
Less: Net income (loss) attributable to noncontrolling interest	2	2	17
Net Income (loss) from continuing operations attributable to Alight, Inc.	$ (3,076)	$ (138)	$ (300)
Net Income (Loss) From Discontinued Operations, Net of Tax	(21)	(19)	(45)
Net Income (Loss) Attributable to Alight, Inc. - basic	$ (3,097)	$ (157)	$ (345)
Loss impact of conversion of noncontrolling interest	—	(1)	—
Net income (loss) attributable to Alight, Inc. - diluted	$ (3,097)	$ (158)	$ (345)
Denominator
Weighted-average shares outstanding - basic	527,567,685	539,861,208	489,461,259
Dilutive effect of the exchange of noncontrolling interest units	—	510,237	—
Dilutive effect of RSUs	—	—	—
Weighted-average shares outstanding - diluted	527,567,685	540,371,445	489,461,259

Basic and Diluted (net loss) earnings per share
Continuing operations	$ (5.83)	$ (0.25)	$ (0.61)
Discontinued operations	$ (0.04)	$ (0.04)	$ (0.09)
Net Income (Loss)	$ (5.87)	$ (0.29)	$ (0.70)
For the year ended December 31, 2025, 484,358 units related to noncontrolling interests and 7,617,889 unvested RSUs were not included in the computation of diluted shares outstanding as their impact would have been anti-dilutive. In addition, 14,999,998 shares related to the Seller Earnouts and 650,074 unvested PRSUs were excluded from the calculation of basic and diluted earnings per share as the market and performance conditions had not yet been met as of the end of the period.
For the year ended December 31, 2024, 7,325,106 unvested RSUs were not included in the computation of diluted shares outstanding as their impact would have been anti-dilutive. In addition, 14,999,998 shares related to the Seller Earnouts and 10,878,457 unvested PRSUs were excluded from the calculation of basic and diluted earnings per share as the market and performance conditions had not yet been met as of the end of the period.
For the year ended December 31, 2023, 28,962,218 units related to noncontrolling interests and 10,080,390 unvested RSUs were not included in the computation of diluted shares outstanding as their impact would have been anti-dilutive. In addition, 14,999,998 shares related to the Seller Earnouts and 27,411,360 unvested PRSUs were excluded from the calculation of basic and diluted earnings per share as the market and performance conditions had not yet been met as of the end of the period.

12. Segment Reporting
We currently operate under one reportable segment, Employer Solutions. Employer Solutions is driven by our Alight Worklife platform, and includes integrated benefits administration, healthcare navigation, financial wellbeing, leave of absence management and retiree healthcare. Our previous Other nonreportable segment was comprised of our former Hosted business, which was wound down in 2023 and had no activity during the years ended December 31, 2025 and 2024.
The Company’s reportable segment has been determined using a management approach, which is consistent with the basis and manner in which the Company’s chief operating decision maker (“CODM”) uses financial information for the purposes of allocating resources and evaluating performance. The Company’s Chief Executive Officer is its CODM. The CODM evaluates the performance of the Company based on Revenue and Net Income (Loss) From Continuing Operations.
The CODM also uses Revenue and Net Income (Loss) From Continuing Operations to manage and evaluate our business, make planning decisions, and as performance measures for Company-wide incentive compensation plans. These key financial measures provide an additional view of our operational performance over the long-term and provide useful information that we use in order to maintain and grow our business. The Company does not report assets by reportable segments as this information is not reviewed by the CODM on a regular basis.
Information regarding the Company’s reportable segment is as follows (in millions):

	Year Ended December 31,
	2025			2024			2023
	Employer Solutions	Other	Total	Employer Solutions	Other	Total	Employer Solutions	Other	Total
Revenue
Recurring	$ 2,108	$ —	$ 2,108	$ 2,135	$ —	$ 2,135	$ 2,141	$ 26	$ 2,167
Project	154	—	154	197	—	197	219	—	219
Total Revenue	$ 2,262	$ —	$ 2,262	$ 2,332	$ —	$ 2,332	$ 2,360	$ 26	$ 2,386
Less (1)
Cost of sales - Technology (2)	$ 303	$ —	$ 303	$ 313	$ —	$ 313	$ 323	$ —	$ 323
Cost of sales - Delivery, Customer Care and Other (3)	1,076	—	1,076	1,115	—	1,115	1,125	26	1,151
Stock Based Compensation	7	—	7	14	—	14	30	—	30
Depreciation and Amortization	111	—	111	96	—	96	70	2	72
Total Gross Profit	$ 765	$ —	$ 765	$ 794	$ —	$ 794	$ 812	$ (2)	$ 810
Selling, General, and Administrative (4)	368	—	368	460	—	460	408	—	408
Restructuring	55	—	55	63	—	63	73	—	73
Stock Based Compensation	12	—	12	62	—	62	109	—	109
Depreciation and Intangible Amortization	296	—	296	299	—	299	301	—	301
Goodwill impairment	3,124	—	3,124	—	—	—	—	—	—
Interest expense	92	—	92	103	—	103	131	—	131
Other segment items (5)	(104)	—	(104)	(53)	—	(53)	105	—	105
Net Income (Loss) From Continuing Operations	$ (3,078)	$ —	$ (3,078)	$ (140)	$ —	$ (140)	$ (315)	$ (2)	$ (317)

(1) - The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2) - Cost of sales - Technology is primarily attributable to cost related to application development and client-related infrastructure.
(3) - Cost of sales - Delivery, Customer Care and Other is primarily attributable to costs related personnel and vendors providing services to support our client base and client participants.
(4) - Selling, General, and Administrative expenses excludes restructuring, stock based compensation and depreciation and intangible amortization and primarily include compensation-related costs for administrative and management employees, system and facilities expense, and costs for external professional and consulting services.
(5) - Other segment items - includes gain/loss from change in fair value of financial instruments, gain/loss from change in fair value of tax receivable agreement, other (income) expense, net and income taxes.
Revenue by geographic location is as follows (in millions):

	Year Ended December 31,
	2025	2024	2023
United States	$ 2,236	$ 2,304	$ 2,358
International	26	28	28
Total	$ 2,262	$ 2,332	$ 2,386
There was no single client who accounted for more than 10% of the Company’s revenues in any of the periods presented.
Long-lived assets, representing Fixed assets, net and Operating lease right of use assets, by geographic location is as follows (in millions):

	Year Ended December 31,
	2025	2024
United States	$ 392	$ 429
International	22	9
Total	$ 414	$ 438

13. Derivative Financial Instruments
The Company is exposed to market risks, including changes in interest rates. To manage the risk related to these exposures, the Company has entered into various derivative instruments that reduce these risks by creating offsetting exposures.
Interest Rate Swaps
The Company has utilized swap agreements that will fix the floating interest rates associated with its Term Loan as shown in the following table:

Designation Date	Effective Date	Initial Notional Amount	Notional Amount Outstanding as of December 31, 2025	Fixed Rate	Expiration Date
March 2022	June 2025	$ 1,197,000,000	$ 596,000,000	2.5540%	December 2026
March 2023	March 2023	$ 150,000,000	$ 125,000,000	3.9025%	December 2026
March 2023	March 2023	$ 150,000,000	$ 125,000,000	3.9100%	December 2026
During the year ended December 31, 2025, we did not execute any new interest rate swaps. Our interest rate swaps have been designated as cash flow hedges.

Financial Instrument Presentation
The fair values and location of outstanding derivative instruments recorded in the Consolidated Balance Sheets are as follows (in millions):

	December 31, 2025	December 31, 2024
Assets
Other current assets	$ 5	$ 23
Other assets	—	8
Total	$ 5	$ 31

Liabilities
Other current liabilities	$ 1	$ —
Other liabilities	—	—
Total	$ 1	$ —
The Company estimates that approximately $4 million of derivative gains included in Accumulated other comprehensive income as of December 31, 2025 will be reclassified into earnings over the next twelve months.
14. Financial Instruments
Seller Earnouts
Upon completion of the Business Combination, the equity owners of Alight Holdings received an earnout in the form of non-voting shares of Class B-1 and Class B-2 Common Stock, which automatically convert into Class A Common Stock if, at any time during the seven years following the Closing Date, certain criteria are achieved. See Note 9, “Stockholders’ Equity” for additional information regarding the Seller Earnouts.
The portion of the Seller Earnouts related to employee compensation was accounted for as share-based compensation. As all employee compensation associated with the Seller Earnouts was ultimately vested on July 2, 2024, no portion of the Seller Earnout as of December 31, 2025 was accounted for as share-based compensation. See Note 10, “Share-Based Compensation” for additional information.
As of December 31, 2025, all of the remaining Seller Earnouts were accounted for as a contingent consideration liability at fair value within Financial instruments on the Consolidated Balance Sheets because the Seller Earnouts do not meet the criteria for classification within equity. This liability is subject to remeasurement at each balance sheet date. At December 31, 2025, the fair value of the Seller Earnouts was immaterial. At December 31, 2024, the Seller Earnouts had a fair value of $51 million. For the years ended December 31, 2025 and 2024, the fair value remeasurement of the Seller Earnouts resulted in a gain of $51 million and $48 million, respectively. Gains or losses related to the remeasurement of Seller Earnouts are recorded in (Gain) Loss from change in fair value of financial instruments within the accompanying Consolidated Statements of Comprehensive Income (Loss).
The fair value of the Class B-1 and B-2 Seller Earnouts, and, prior to the Class Z vesting on July 2, 2024, the Class Z-B-1 and Z-B-2 contingent consideration instruments, is determined using Monte Carlo simulation and Option Pricing Methods (Level 3 inputs, see Note 16, "Fair Value Measurement"). Significant unobservable inputs are used in the assessment of fair value, including the following assumptions: volatility of 44.70%, risk-free interest rate of 3.48%, expected holding period of 2.50 years, dividend participation, and probability assessments based on the likelihood of reaching the performance targets defined in the Business Combination. A decrease in the risk-free interest rate or expected volatility would result in a decrease in the fair value measurement of the Seller Earnouts and vice versa.
As discussed in Note 9, “Stockholders’ Equity”, in connection with the ultimate forfeiture of the shares of unvested Class A, unvested Class B-1, and unvested Class B-2 common stock issued to participating management holders on July 2, 2024, all Class Z instruments were ultimately settled resulting in the re-allocation of the forfeited compensatory Class A, Class B-1 and Class B-2 instruments. The Class Z instruments were also accounted for as a contingent consideration liability at fair value within Financial instruments on the Consolidated Balance Sheets because these instruments did not meet the criteria for classification within equity. The fair value of the Class Z-A contingent consideration was determined using the ending share price as of the last day of each quarter until settlement on July 2, 2024, resulting in the issuance of $1.5 million shares of Class A common stock and units at the $7.09 stock price on that date.
At December 31, 2025 and December 31, 2024, the Class Z-A contingent consideration was no longer outstanding. For the year ended December 31, 2025, the Company did not record any losses or gains. For the year ended December 31, 2024, the Company recorded a gain of $2 million in (Gain) Loss from change in fair value of financial instruments in the Consolidated Statements of Comprehensive Income (Loss) as a result of the forfeiture of unvested management equity that was ultimately re-allocated to the holders of Class Z instruments on July 2, 2024. See Note 9, “Stockholders’ Equity” for additional information regarding these instruments.
Additional Seller Note
As disclosed above in Note 1 “Basis of Presentation and Nature of Business”, on July 12, 2024, the Company closed on the Divestiture. As part of the sale, the Company received a note with an aggregate principal amount of up to $150 million (the “Additional Seller Note”) with an initial fair value of $43 million as of July 12, 2024 to be issued by the Note Issuer. See Note 4, “Discontinued Operations” for additional information. The Additional Seller Note is considered a level 3 recurring fair value measurement. In June 2025, the Company determined the fair value of the Additional Seller Note was zero. This value remained unchanged as of December 31, 2025. For the year ended December 31, 2025, the Company recorded a loss of $50 million from the fair value remeasurement of the Additional Seller Note. For the year ended December 31, 2024, the Company recorded a gain of $7 million from the fair value remeasurement of the Additional Seller Note. Gains or losses related to the recurring fair value remeasurement of the Additional Seller Note are recorded in (Gain) Loss from change in fair value of financial instruments within the accompanying Consolidated Statements of Comprehensive Income (Loss).
The fair value of the Additional Seller Note was determined using a variation of the income approach (Level 3 inputs, see Note 16, "Fair Value Measurement"). Significant unobservable inputs are used in the assessment of fair value, including the following assumptions: expected Adjusted EBITDA, expected maturity of 4.53 years for the Additional Seller Note, the Divested Business's estimated cost of debt, and the likelihood of reaching the performance targets defined in the Purchase Agreement.
15. Tax Receivable Agreement
In connection with the Business Combination, Alight entered into the TRA with certain owners of Alight Holdings prior to the Business Combination. Pursuant to the TRA, the Company will pay holders of TRA interests, as applicable, 85% of any savings that we realize, calculated using certain assumptions, as a result of (i) tax basis adjustments from sales and exchanges of Alight Holdings equity interests in connection with or following the Business Combination and certain distributions with respect to Alight Holdings equity interests, (ii) our utilization of certain tax attributes, and (iii) certain other tax benefits related to entering into the TRA.
Actual tax benefits realized by Alight may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. While the amount of existing tax basis, the anticipated tax basis adjustments and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, we expect that the payments that Alight may make under the TRA will be substantial.
The Company’s TRA liability established upon completion of the Business Combination is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The TRA liability balance at December 31, 2025 assumes: (i) a blended U.S. federal, state and local income tax rate of 26.5%; (ii) the latest estimates in taxable income inclusive of the OBBBA which was enacted into law in the U.S. in July 2025; (iii) the ability to utilize tax attributes based on current tax forecasts; and (iv) future payments under the TRA are made when due under the TRA. The amount of the expected future payments under the TRA has been discounted to its present value using a discount rate of 7.4%.
Subsequent to the Business Combination, we record additional liabilities under the TRA as and when Class A units of Alight Holdings are exchanged for Class A Common Stock. Liabilities resulting from these exchanges will be recorded on a gross undiscounted basis and are not remeasured at fair value on a recurring basis. During the year ended December 31, 2025, there were no significant exchanges. As such, no material additional TRA liability was established as a result of the exchanges. During the year ended December 31, 2024, an additional TRA liability of $90 million was established as a result of exchanges. As of December 31, 2025, $435 million of the TRA liability was measured at fair value on a recurring basis and $229 million was undiscounted and not remeasured at fair value. During the first quarter of 2026, the Company received an Objection Notice from the TRA Party Representative with respect to certain methodology used to prepare a portion of the Tax Benefit Schedule that calculates our 2026 Tax Benefit Payments to the TRA Parties (all capitalized terms as defined in the TRA). The Company disagrees with the TRA Party Representative’s assertions and is in discussions to resolve this matter. If a resolution is not reached timely, the parties will proceed through the dispute mechanisms as set forth in the TRA agreement. The Company intends to vigorously contest the TRA Representative's assertions in the Objection Notice. If the TRA Representative nonetheless prevails in its position or the Company resolves the dispute consensually, the Company currently estimates that a resolution could increase the 2026 Tax Benefit Payments by up to $20 million above the Company's current estimate of $156 million. The Objection Notice does not address the Company's current 2027 Tax Benefit Payments estimate.
The following table summarizes the changes in the TRA liabilities (in millions):

Tax Receivable Agreement Liability
Beginning balance as of December 31, 2024	$ 857
Fair value remeasurement	(93)
Payments	(100)
Ending balance as of December 31, 2025	664
Less: current portion included in other current liabilities	(156)
Total long-term tax receivable agreement liability	$ 508

16. Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:
•Level 1 – observable inputs such as quoted prices in active markets for identical assets and liabilities;
•Level 2 – inputs other than quoted prices for identical assets in active markets that are observable either directly or indirectly; and
•Level 3 – unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions.

The Company’s financial assets and liabilities measured at fair value on a recurring basis are as follows (in millions):

December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Interest rate swaps	$ —	$ 5	$ —	$ 5
Additional seller note	—	—	—	—
Total assets recorded at fair value	$ —	$ 5	$ —	$ 5

Liabilities
Interest rate swaps	$ —	$ 1	$ —	$ 1
Seller earnouts liability	—	—	—	—
Tax receivable agreement liability (1)	—	—	435	435
Total liabilities recorded at fair value	$ —	$ 1	$ 435	$ 436

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Interest rate swaps	$ —	$ 31	$ —	$ 31
Additional seller note	—	—	50	50
Total assets recorded at fair value	$ —	$ 31	$ 50	$ 81

Liabilities
Interest rate swaps	$ —	$ —	$ —	$ —
Contingent consideration liability	—	—	6	6
Seller earnouts liability	—	—	51	51
Tax receivable agreement liability (1)	—	—	620	620
Total liabilities recorded at fair value	$ —	$ —	$ 677	$ 677
_________________________________________________________
(1)Excludes the portion of liability related to the exchanges of Class A Units not measured at fair value on a recurring basis.
Derivatives
The valuations of the derivatives intended to mitigate our interest rate risk are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each instrument. This analysis utilizes observable market-based inputs, including interest rate curves, interest rate volatility, or spot and forward exchange rates, and reflects the contractual terms of these instruments, including the period to maturity. In addition, credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, are incorporated in the fair values to account for potential non-performance risk.

Additional Disclosures Regarding Fair Value Measurements
The fair value of the Company’s debt is classified as Level 2 and the Seller note is classified as Level 3 within the fair value hierarchy and corroborated by observable market data is as follows (in millions):

	December 31, 2025		December 31, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Seller note	$ 42	$ 46	$ 37	$ 37
Total assets	$ 42	$ 46	$ 37	$ 37

Liabilities
Current portion of long-term debt, net	$ 20	$ 19	$ 25	$ 25
Long-term debt, net	1,985	1,903	2,000	2,008
Total	$ 2,005	$ 1,922	$ 2,025	$ 2,033
The carrying value of the Term Loan includes the outstanding principal balance, less any unamortized premium.
The carrying amounts of Cash and cash equivalents, Receivables, net and Accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these instruments.
During each of the years ended December 31, 2025 and 2024, there were no transfers in or out of the Level 1, Level 2 or Level 3 classifications.
17. Restructuring
Transformation Program
On February 20, 2023, the Company approved a two-year strategic transformation restructuring program (the “Transformation Program”) intended to accelerate the Company’s back-office infrastructure into the cloud and transform its operating model leveraging technology in order to reduce its overall future costs. The Transformation Program included process and system optimization, third party costs associated with technology infrastructure transformation, and elimination of full-time positions. From the inception of the plan through March 31, 2025, the Company incurred total expenses of $140 million, and the plan was complete. These charges were recorded in Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss).
Post-Separation Plan
On May 6, 2025, the Audit Committee of the Board of Directors of the Company approved a program (the “Post-Separation Plan” or “PSP”) intended to further optimize our operations following the sale of the Divested Business in July 2024. The PSP includes simplifying our post-divestiture operating model, rationalizing our technology spend, expanding our use of artificial intelligence and automation and continued optimization of real estate. The Company currently expects to record in the aggregate approximately $65 million in pre-tax restructuring costs over the duration of the PSP, which includes primarily cash severance payments with an estimated range of $20 million to $25 million and other restructuring cash payments and charges related to technology spend, professional services and optimization of real estate with an estimated range of $35 million to $45 million. The Company estimates an annual savings of over $75 million after the PSP is completed. The PSP commenced in the second quarter of 2025 and is expected to be substantially completed over an estimated fifteen-month period from the commencement date. These charges are recorded in Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss).
The following table summarizes restructuring costs by type (in millions):

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023	Inception to Date	Estimated Remaining Cost	Estimated Total Cost

Transformation Program
Severance and Related Benefits	$ 2	$ 23	$ 20	$ 45	$ —	$ 45
Other Restructuring Costs(1)	2	40	53	95	—	95
Total Transformation Program Costs	$ 4	$ 63	$ 73	$ 140	$ —	$ 140

Post-Separation Plan
Severance and Related Benefits	$ 20	$ —	$ —	$ 20	$ 3	$ 23
Other Restructuring Costs(1)	31	—	—	$ 31	11	42
Total PSP Costs	$ 51	$ —	$ —	$ 51	$ 14	$ 65
Total Restructuring Costs	$ 55	$ 63	$ 73	$ 191	$ 14	$ 205
(1)Other restructuring costs primarily include data center exit costs, optimization of real estate, third-party fees associated with the restructuring, and costs associated with transitioning existing technology and processes. For the year ended December 31, 2025, the Company recorded a $13 million loss on abandonment for certain facilities. The related liabilities will be satisfied under the original terms of the lease, unless buy-outs can be negotiated.
As of December 31, 2025, approximately $13 million of the Company's total severance and related benefits restructuring liability was unpaid and recorded in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

	Severance and Related Benefits
	Transformation Program	Post-Separation Plan	Total
(in millions)
Accrued restructuring liability as of December 31, 2024	$ 12	$ —	$ 12
Severance and related benefits	2	20	22
Cash payments	(11)	(10)	(21)
Accrued restructuring liability as of December 31, 2025	$ 3	$ 10	$ 13

18. Employee Benefits
Defined Contribution Savings Plans
Certain of the Company’s employees participate in a defined contribution savings plan sponsored by the Company. For the years ended December 31, 2025, 2024 and 2023, expenses were $26 million, $33 million and $41 million, respectively. Expenses were recognized in Cost of services, exclusive of depreciation and amortization and Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss).

19. Lease Obligations
The Company determines if an arrangement is a lease at inception. Operating leases are included in Other assets, Other current liabilities and Other liabilities in the Consolidated Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses its incremental borrowing rate which is based on the information available at the lease commencement date. The Company’s lease terms may include options to extend or not terminate the lease when it is reasonably certain that it will exercise any such options. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the expected lease term.
The Company’s most significant leases are office facilities. For these leases, the Company has elected the practical expedient permitted under Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASC 842”) to combine lease and non-lease components. As a result, non-lease components are accounted for as an element within a single lease. The Company’s remaining operating leases are primarily comprised of equipment leases. The Company also leases certain IT equipment under finance leases which are reflected on the Company’s Consolidated Balance Sheets as computer equipment within Fixed assets, net.
Certain of the Company’s operating lease agreements include variable payments that are passed through by the landlord, such as insurance, taxes, common area maintenance, payments based on the usage of the asset, and rental payments adjusted periodically for inflation. These variable payments are not included in the lease liabilities reflected on the Company’s Consolidated Balance Sheets.
The Company subleases portions of its buildings to third parties. The right of use liability associated with these leases are not offset with expected rental incomes, as we remain primarily obligated for the leases.
The Company’s lease agreements do not contain material residual value guarantees, restrictions, or covenants.
The components of lease expense were as follows (in millions):

	Year Ended December 31,
	2025	2024	2023
Operating lease cost	$ 11	$ 15	$ 16
Finance lease cost:
Amortization of leased assets	19	21	21
Interest of lease liabilities	3	3	1
Variable and short-term lease cost	7	8	5
Sublease income	(1)	(5)	(5)
Total lease cost	$ 39	$ 42	$ 38

Supplemental balance sheet information related to leases was as follows (in millions, except lease term and discount rate):

	December 31, 2025	December 31, 2024
Operating Leases
Operating lease right-of-use assets	$ 36	$ 42

Current operating lease liabilities	18	17
Noncurrent operating lease liabilities	49	56
Total operating lease liabilities	$ 67	$ 73

Finance Leases
Fixed assets, net	$ 49	$ 62

Current finance lease liabilities	20	19
Noncurrent finance lease liabilities	27	39
Total finance lease liabilities	$ 47	$ 58

Weighted Average Remaining Lease Term (in years)
Operating leases	4.4	5.2
Finance leases	3.1	3.9

Weighted Average Discount Rate
Operating leases	5.8%	5.4%
Finance leases	6.0%	5.8%
Supplemental cash flow and other information related to leases was as follows (in millions):

	Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$ 16	$ 28	$ 30
Operating cash flows from finance leases	3	3	1
Financing cash flows from finance leases	22	27	25

Right-of use assets obtained in exchange for lease obligations
Operating leases	$ 9	$ 8	$ 3
Finance leases	8	62	12

Future lease payments for lease obligations less expected sublease rental income with initial terms in excess of one year as of December 31, 2025 are as follows (in millions):

	Finance Leases	Operating Leases
2026	$ 16	$ 17
2027	18	16
2028	15	16
2029	3	14
2030	—	8
Thereafter	—	—
Total lease payments	52	71
Less: amount representing interest	(5)	(9)
Total lease obligations, net	47	62
Less: current portion of lease obligations, net	(20)	(17)
Total long-term portion of lease obligations, net	$ 27	$ 45
The operating lease future lease payments include sublease rental income of $1 million for each of 2026, 2027, 2028, 2029, and 2030, and none thereafter.

20. Commitments and Contingencies
Legal
The Company is subject to various claims, tax assessments, lawsuits, and proceedings that arise in the ordinary course of business relating to the delivery of our services and the effectiveness of our technologies. The damages claimed in these matters are or may be substantial. Accruals for any exposures, and related insurance or other receivables, when applicable, are included on the Consolidated Balance Sheets and have been recognized in Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss) to the extent that losses are deemed probable and are reasonably estimable. These amounts are adjusted from time to time as developments warrant. Management believes that the reserves established are appropriate based on the facts currently known. The reserves recorded on the Consolidated Balance Sheets at December 31, 2025 and December 31, 2024 were not significant.
Guarantees and Indemnifications
The Company provides a variety of service performance guarantees and indemnifications to its clients. The maximum potential amount of future payments represents the notional amounts that could become payable under the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or other methods. These notional amounts may bear no relationship to the future payments that may be made, if any, for these guarantees and indemnifications.
To date, the Company has not been required to make any payment under any client arrangement as described above. The Company has assessed the current status of performance risk related to the client arrangements with performance guarantees and believes that any potential payments would be immaterial to the Consolidated Financial Statements.
Purchase Obligations
In March 2024, the Company entered into an agreement with a third-party provider in the ordinary course of business for the use of certain cloud services. Under this agreement, the Company is committed to purchase services totaling $250 million over a 5-year term. The Company’s total expected cash outflow for non-cancellable purchase obligations related to purchases of information technology assets and services is $83 million, $80 million, $62 million, and $17 million for the years ended 2026, 2027, 2028, and 2029, respectively and none thereafter, totaling $242 million.
Service Obligations
On September 1, 2018, the Company executed an agreement to form a strategic partnership with Wipro, a leading global information technology, consulting and business process services company. Effective April 1, 2025, the Company executed Amendment No. 2 which adjusted the mix of services provided by Wipro. Effective January 25, 2026, the Company executed Amendment No. 5 to extend the agreement through August 31, 2029. The Company may terminate certain elements of its arrangement with Wipro for cause or for the Company’s convenience with no penalty prior to August 31, 2029. If an unconsumed portion of the obligation remains after August 31, 2029 then the Company shall satisfy the obligation by paying Wipro the remaining unconsumed portion by September 30, 2029. Following the amendments, the Company’s expected remaining cash outflow for non-cancellable service obligations related to our strategic partnership with Wipro is $123 million, $70 million, $39 million, and $15 million for the years ended 2026, 2027, 2028, and 2029, respectively, and none thereafter, totaling $247 million.